Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.

Consolidated financial statements as of and for the years ended June 30, 2021, 2020 and 2019.

Report of independent registered public accounting firm

To the board of directors and shareholders of Bioceres Crop Solutions Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Bioceres Crop Solutions Corp and its subsidiaries (the “Company”) as of June 30, 2021, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended June 30, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Price Waterhouse & Co. S.R.L.

/s/Gabriel Marcelo Perrone
Gabriel Marcelo Perrone
Partner

Rosario, Argentina

September 30, 2021

We have served as the Company's auditor since 2018.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2021, 2020 and 2019

(Amounts in US$)

	Notes	06/30/2021	06/30/2020	06/30/2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7.1	36,046,113	42,522,861	3,450,873
Other financial assets	7.2	11,161,398	13,436,393	4,683,508
Trade receivables	7.3	88,784,172	73,546,633	59,236,377
Other receivables	7.4	11,153,705	4,770,672	1,981,829
Income and minimum presumed income taxes recoverable	9	990,881	112,220	1,263,795
Inventories	7.5	61,037,551	29,338,548	27,322,003
Biological assets	7.6	2,315,838	965,728	270,579
Total current assets		211,489,658	164,693,055	98,208,964

NON-CURRENT ASSETS
Other financial assets	7.2	1,097,462	322,703	376,413
Trade receivables	7.3	135,739	-	-
Other receivables	7.4	2,543,142	1,703,573	1,560,310
Income and minimum presumed income taxes recoverable	9	12,589	6,029	1,184
Deferred tax assets	9	3,278,370	2,693,195	3,743,709
Investments in joint ventures and associates	13	30,657,173	24,652,792	25,321,028
Property, plant and equipment	7.7	47,954,596	41,515,106	43,834,548
Intangible assets	7.8	67,342,362	35,333,464	39,616,426
Goodwill	7.9	28,751,206	25,526,855	29,804,715
Right of use asset	16	1,327,660	1,114,597	-
Total non-current assets		183,100,299	132,868,314	144,258,333
Total assets		394,589,957	297,561,369	242,467,297

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2021, 2020 and 2019

(Amounts in US$)

	Notes	06/30/2021	06/30/2020	06/30/2019
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	7.1	72,091,408	57,289,862	40,578,494
Borrowings	7.11	76,785,857	63,721,735	66,477,209
Employee benefits and social security	7.12	4,680,078	4,510,592	5,357,218
Deferred revenue and advances from customers	7.13	6,277,313	2,865,437	1,074,463
Income tax payable	9	7,452,891	1,556,715	142,028
Government grants	7.14	-	1,270	2,110
Consideration for acquisition	6	-	-	2,826,611
Lease liabilities	16	750,308	665,098	-
Total current liabilities		168,037,855	130,610,709	116,458,133

NON-CURRENT LIABILITIES
Borrowings	7.11	47,988,468	41,226,610	37,079,521
Employee benefits and social security	7.12	-	534,038	-
Government grants	7.14	784	2,335	8,098
Joint ventures and associates	13	1,278,250	1,548,829	1,970,903
Deferred tax liabilities	9	25,699,495	16,858,125	21,101,871
Provisions	7.15	449,847	417,396	439,740
Consideration for acquisition	6	11,790,533	452,654	452,654
Private warrants	7.16	-	1,686,643	2,861,511
Convertible notes	7.17	48,664,012	43,029,834	-
Lease liabilities	16	390,409	444,714	-
Total non-current liabilities		136,261,798	106,201,178	63,914,298
Total liabilities		304,299,653	236,811,887	180,372,431

EQUITY
Equity attributable to owners of the parent		67,743,242	46,179,395	47,301,863
Non-controlling interests		22,547,062	14,570,087	14,793,003
Total equity		90,290,304	60,749,482	62,094,866
Total equity and liabilities		394,589,957	297,561,369	242,467,297

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended June 30, 2021, 2020 and 2019

(Amounts in US$)

	Notes	06/30/2021	06/30/2020	06/30/2019
Revenues from contracts with customers	8.1	206,697,620	172,350,699	160,308,979
Government grants		2,302	24,732	16,372
Initial recognition and changes in the fair value of biological assets		2,826,255	716,741	279,945
Total		209,526,177	173,092,172	160,605,296

Cost of sales	8.2	(118,641,803)	(93,575,588)	(86,964,881)
Research and development expenses	8.3	(5,617,655)	(4,195,270)	(3,689,391)
Selling, general and administrative expenses	8.4	(47,601,901)	(38,345,028)	(39,243,800)
Share of profit or loss of joint ventures and associates	13	997,429	2,477,193	1,012,486
Other income or expenses, net		(279,359)	(307,499)	365,900
Operating profit		38,382,888	39,145,980	32,085,610

Financial cost	8.5	(21,240,236)	(20,880,526)	(23,414,834)
Other financial results	8.5	(6,612,104)	(11,822,116)	(18,043,383)
Profit (loss) before income tax		10,530,548	6,443,338	(9,372,607)

Income tax	9	(14,351,170)	(2,206,710)	(6,986,284)
(Loss) profit for the year		(3,820,622)	4,236,628	(16,358,891)

(Loss) Profit per share
Basic (loss) profit attributable to ordinary equity holders of the parent (1)	10	(0.1752)	0.0930	(0.6027)
Diluted (loss) profit attributable to ordinary equity holders of the parent	10	(0.1752)	0.0922	(0.6027)
Weighted average number of shares
Basic (1)	10	39,218,632	36,120,447	30,478,390
Diluted	10	39,218,632	36,416,988	30,478,390

(Loss) profit for the year	(3,820,622)	4,236,628	(16,358,891)
Other comprehensive income (loss)	10,051,318	(9,682,116)	3,904,365
Items that may be subsequently reclassified to profit and loss	12,733,775	(13,603,205)	5,251,488
Exchange differences on translation of foreign operations from joint ventures	2,657,567	(3,494,761)	11,337
Exchange differences on translation of foreign operations	10,076,208	(10,108,444)	5,240,151
Items that will not be subsequently reclassified to loss and profit	(2,682,457)	3,921,089	(1,347,123)
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates (2)	(413,618)	521,406	94,009
Revaluation of property, plant and equipment, net of tax (3)	(2,268,839)	3,399,683	(1,441,132)
Total comprehensive profit (loss)	6,230,696	(5,445,488)	(12,454,526)

(Loss) profit for the period attributable to:
Equity holders of the parent	(6,870,163)	3,359,175	(18,369,045)
Non-controlling interests	3,049,541	877,453	2,010,154
	(3,820,622)	4,236,628	(16,358,891)
Total comprehensive (loss) profit attributable to:
Equity holders of the parent	1,559,264	(5,222,572)	(14,333,037)
Non-controlling interests	4,671,432	(222,916)	1,878,511
	6,230,696	(5,445,488)	(12,454,526)

(1)	For the years ended June 30, 2021 and 2019 diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

(2)	The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was ($222,717), ($173,802) and ($47,005) for the years ended June 30, 2021, 2020 and 2019, respectively.

(3)	The tax effect of the revaluation of property, plant and equipment was ($1,389,643), ($1,133,230) and $480,378 for the years ended June 30, 2021, 2020 and 2019, respectively.

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2021, 2020 and 2019

(Amounts in US$)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Own shares trading premium	Stock options and share based incentives	Convertible instruments	Cost of own shares held	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity / (deficit) attributable to owners of the parent	Non-controlling Interests	Total equity
06/30/2018	2,810	68,023,449	-	102,827	-	-	(26,149,583)	(36,612,070)	8,346,051	13,713,484	19,420,172	33,133,656
Adjustment of opening balance for the application of IAS 29	-	-	-	-	-	-	22,546,341	-	(2,986,317)	19,560,024	7,797,295	27,357,319
Parent company investment (Note 11)	-	(14,558,347)	-	-	-	-	-	-	-	(14,558,347)	-	(14,558,347)
Reverse of stock options	-	-	-	(102,827)	-	-	-	-	-	(102,827)	-	(102,827)
Reverse recapitalization (Note 11)	329	21,905,853	-	-	-	-	-	-	-	21,906,182	-	21,906,182
Private warrants (Note 7.16)	-	(3,432,723)	-	-	-	-	-	-	-	(3,432,723)	-	(3,432,723)
Shares issued - Rizobacter call option (Note 11)	474	21,439,652	-	-	-	-	-	-	-	21,440,126	(14,302,975)	7,137,151
Contribution Semya (Note 6)	-	3,108,981	-	-	-	-	-	-	-	3,108,981	-	3,108,981
Profit/ (loss) of the year	-	-	-	-	-	-	(18,369,045)	-	-	(18,369,045)	2,010,154	(16,358,891)
Other comprehensive income/ (loss)	-	-	-	-	-	-	-	5,132,487	(1,096,479)	4,036,008	(131,643)	3,904,365
06/30/2019	3,613	96,486,865	-	-	-	-	(21,972,287)	(31,479,583)	4,263,255	47,301,863	14,793,003	62,094,866
Stock options and share based incentives	-	-	-	3,428,029	-	-	-	-	-	3,428,029	-	3,428,029
Convertible notes (Note 7.17)	-	-	-	-	702,981	-	-	-	-	702,981	-	702,981
Purchase of own shares	-	-	-	-	-	(30,906)	-	-	-	(30,906)	-	(30,906)
Profit for the year	-	-	-	-	-	-	3,359,175	-	-	3,359,175	877,453	4,236,628
Other comprehensive (loss) / income	-	-	-	-	-	-	-	(11,718,618)	3,136,871	(8,581,747)	(1,100,369)	(9,682,116)
06/30/2020	3,613	96,486,865	-	3,428,029	702,981	(30,906)	(18,613,112)	(43,198,201)	7,400,126	46,179,395	14,570,087	60,749,482

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2021, 2020 and 2019

(Amounts in US$)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Own shares trading premium	Stock options and share based incentives	Convertible instruments	Cost of own shares held	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity / (deficit) attributable to owners of the parent	Non-controlling Interests	Total equity
06/30/2020	3,613	96,486,865	-	3,428,029	702,981	(30,906)	(18,613,112)	(43,198,201)	7,400,126	46,179,395	14,570,087	60,749,482
Capitalization of warrants (Note 7.16)	260	7,765,410	(916,202)	-	-	-	-	-	-	6,849,468	-	6,849,468
Shares issued (Note 6)	188	14,999,812	-	-	-	-	-	-	-	15,000,000	-	15,000,000
Share-based incentives (Note 11)	97	1,410,299	-	244,739	-	-	-	-	-	1,655,135	-	1,655,135
Purchase of own shares	-	-	-	-	-	(3,500,020)	-	-	-	(3,500,020)	-	(3,500,020)
Non-controlling interest for business combination (Note 6)	-	-	-	-	-	-	-	-	-	-	3,305,543	3,305,543
(Loss) profit for the year	-	-	-	-	-	-	(6,870,163)	-	-	(6,870,163)	3,049,541	(3,820,622)
Other comprehensive income or (loss)	-	-	-	-	-	-	-	10,575,393	(2,145,966)	8,429,427	1,621,891	10,051,318
06/30/2021	4,158	120,662,386	(916,202)	3,672,768	702,981	(3,530,926)	(25,483,275)	(32,622,808)	5,254,160	67,743,242	22,547,062	90,290,304

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2021, 2020 and 2019

(Amounts in US$)

	Notes	06/30/2021	06/30/2020	06/30/2019
OPERATING ACTIVITIES
(Loss) profit for the year		(3,820,622)	4,236,628	(16,358,891)

Adjustments to reconcile profit to net cash flows
Income tax		14,351,170	2,206,710	6,986,284
Finance results		27,852,340	32,702,642	41,458,217
Depreciation of property, plant and equipment	7.7	3,048,539	2,010,136	2,450,256
Amortization of intangible assets	7.8	2,388,982	2,149,534	2,376,919
Depreciation of leased assets	16	827,320	573,897	-
Transactional expenses		2,022,918	-	4,535,247
Share-based incentive and stock options		1,655,135	3,428,029	(102,827)
Share of profit or loss of joint ventures and associates	13	(997,429)	(2,477,193)	(1,012,486)
Loss of control of subsidiaries		-	-	(10,591)
Provisions for contingencies		158,818	200,525	(246,832)
Allowance for impairment of trade debtors		560,931	1,499,298	686,985
Allowance for obsolescence		579,832	977,817	564,873
Initial recognition and changes in the fair value of biological assets		(2,826,255)	(716,741)	(279,945)
Gain or loss on sale of equipment and intangible assets		733,042	297,289	91,762

Working capital adjustments
Trade receivables		1,986,982	(21,740,661)	41,486,766
Other receivables		(8,330,278)	(4,864,670)	5,768,475
Income and minimum presumed income taxes		5,814,425	1,207,046	2,777,956
Inventories and biological assets		(34,503,283)	(5,305,792)	(8,638,798)
Trade and other payables		(5,831,743)	8,267,538	(33,696,040)
Employee benefits and social security		(693,125)	(477,872)	931,365
Deferred revenue and advances from customers		2,412,315	843,981	66,158
Income and minimum presumed income taxes payable		(1,837,775)	-	(1,705,481)
Government grants		(2,821)	(6,603)	(23,019)
Interest collected		2,979,889	1,027,132	-
Inflation effects on working capital adjustments		(14,735,250)	(16,720,191)	(18,411,540)
Net cash flows (used in)/ generated by operating activities		(6,205,943)	9,318,479	29,694,813

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2021, 2020 and 2019

(Amounts in US$)

	Notes	06/30/2021	06/30/2020	06/30/2019
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		309,810	51,151	317,953
Investment in joint ventures and associates	13	(101,883)	-	(129,340)
Net cash received from business combination	6	355,804	-	-
Proceeds from financial assets		9,324,335	5,041	-
Investment in financial assets		(4,275,099)	(3,357,407)	-
Purchase of property, plant and equipment	7.7	(2,805,825)	(1,646,697)	(2,044,102)
Capitalized development expenditures	7.8	(3,906,630)	(1,263,730)	(682,530)
Purchase of intangible assets	7.8	(7,210,630)	(1,591,749)	(722,833)
Net cash flows used in investing activities		(8,310,118)	(7,803,391)	(3,260,852)

FINANCING ACTIVITIES
Proceeds from borrowings		143,499,367	135,348,502	88,693,632
Repayment of borrowings, financed payments and interest payments		(126,023,777)	(101,317,621)	(111,084,915)
(Decrease) increase in bank overdrafts and other short-term borrowings		(3,442,491)	(2,331,974)	(4,968,813)
Other financial proceeds or payments, net		(1,415,034)	2,298,360	(854,731)
Reverse capitalization		-	-	1,268,633
Leased assets payments		(728,964)	(433,947)	-
Warrants tender offer payments		(1,030,952)	-	-
Purchase of own shares		(3,500,020)	(30,906)	-
Net cash flows generated (used) by financing activities		7,358,129	33,532,414	(26,946,194)

Net (decrease) increase in cash and cash equivalents		(7,157,932)	35,047,502	(512,233)

Inflation effects on cash and cash equivalents		(5,584,156)	(552,459)	1,681,113

Cash and cash equivalents as of beginning of the year	7.1	42,522,861	3,450,873	2,215,103
Effect of exchange rate changes on cash and equivalents		6,265,340	4,576,945	66,890
Cash and cash equivalents as of the end of the year	7.1	36,046,113	42,522,861	3,450,873

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Index

1.	General information.
2.	Accounting standards and basis of preparation.
3.	New standards, amendments and interpretations issued by the IASB.
4.	Summary of significant accounting policies.
5.	Critical accounting judgments and estimates.
6.	Acquisitions.
7.	Information about components of consolidated Statement of financial position
8.	Information about components of consolidated statement of comprehensive income.
9.	Taxation.
10.	Earnings per share.
11.	Information about components of equity.
12.	Cash flow information.
13.	Joint ventures and associates.
14.	Segment information.
15.	Financial instruments – Risk management.
16.	Leases.
17.	Shareholders and other related parties’ balances and transactions.
18.	Key management personnel compensation.
19.	Share-based payments.
20.	Contingencies, commitments and restrictions on the distribution of profits.
21.	Impact of COVID-19.
22.	Events occurring after the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

1.    GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Group has a unique biotech platform with high impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 30 countries, mainly in Argentina, Brazil, United States, Europe and South Africa.

Introductory note

On March 14, 2019, Union Acquisition Corp. (“Union” or “UAC”), whose name changed to Bioceres Crop Solutions Corp., consummated a merger pursuant to a share exchange agreement, dated as of November 8, 2018 (as amended, the “Exchange Agreement”), by and among UAC and Bioceres, Inc., a company incorporated under the laws of Delaware, which converted into Bioceres LLC pursuant to the Reorganization (as defined below) on February 28, 2019.

Prior to the consummation of the merger on March 14, 2019, the following steps took place among Bioceres, Inc. and certain of its affiliates (collectively the “Reorganization”). On February 13, 2019, Bioceres, Inc. formed a new subsidiary, BCS Holding Inc. (“BCS Holding”), and contributed all of its crop business net assets to BCS Holding in exchange for 100% of the equity interests in BCS Holding. On February 28, 2019, Bioceres, Inc. converted into Bioceres LLC, and on March 1, 2019, Bioceres S.A., a company organized under the laws of Argentina and our ultimate parent company (the “Parent”) contributed all of its equity interest in Bioceres Semillas S.A. (“Bioceres Semillas”) to Bioceres LLC in exchange for additional equity interests. In addition, concurrently with the consummation of the business combination on March 14, 2019, the Rizobacter Call Option (as defined below) was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. On October 22, 2018, Parent, RASA Holding LLC, a Delaware limited liability company and a wholly owned subsidiary of Bioceres, Inc., now a wholly-owned subsidiary of BCS Holding (“RASA Holding”), and certain Rizobacter’s sellers (the “Grantors”) entered into an amended and restated option agreement (as may be amended from time to time, the “Rizobacter Call Option Agreement”), pursuant to which the Parent, RASA Holding or any of their nominated affiliates (including BCS Holding and its subsidiaries, collectively the “Beneficiaries”) would have the option (the “Rizobacter Call Option”) to purchase from the Grantors all of their 11,916,000 shares of common stock of Rizobacter Argentina S.A., an Argentine corporation and a subsidiary of RASA Holding (“Rizobacter”), representing 29.99% of all outstanding common stock of Rizobacter. Consideration for the Rizobacter Call Option was in cash and in the form of UAC shares. As a result of the business combination and the other transactions contemplated by the Exchange Agreement, as well as the Reorganization and exercise of the Rizobacter Call Option, Union became the holding company of BCS Holding, its subsidiaries and Bioceres Semillas. Upon the consummation of the merger, Union changed its name to Bioceres Crop Solutions Corp.

Unless the context otherwise requires, “we,” “us,” “our,”, “Bioceres”, “BIOX,” and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

2.    ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

The Consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”) following the accounting policies as set forth and summarized in Note 4. All IFRS issued by the IASB, effective at the time of preparing these Consolidated financial statements have been applied.

Authorization for the issue of the Consolidated financial statements

These Consolidated financial statements of the Group as of and for the years ended June 30, 2021, 2020 and 2019 have been authorized by the Board of Directors of Bioceres Crop Solutions on September 30, 2021.

Basis of measurement

The consolidated financial statements of the Group have been prepared using:

•           Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.

•           Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

a)        Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

The Group has applied IAS 29 for its subsidiaries in Argentina. IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy had to be considered as hyperinflationary since July 1, 2018.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The inflation adjustment to the initial balances was calculated by means of a conversion factor derived from the Argentine price indexes published by the National Institute of Statistics.

The index as of June 30, 2021, 2020 and 2019 was 483.6049, 321.9738 and 225.5730, respectively.

The comparative figures in these consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price levels or exchange rates.

Presentation currency

The consolidated financial statements of the Group are presented in US dollars.

Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising on the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the Consolidated statement of profit or loss and other comprehensive income as part of the profit or loss taking place upon such disposal.

Subsidiaries

Where the Group holds a controlling interest in an entity, such entity is classified as a subsidiary. The Group exercises control over such an entity if all three of the following elements are present: (i) the Group has the power to direct or cause the direction of the management and policies of the entity; (ii) the Group is exposed to the variable returns of such entity; and (iii) the Group has power to affect the variability of such returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

De-facto control exists in situations where the Group has the practical ability to direct the relevant activities of an entity without holding the majority of the voting rights. In determining whether de facto control exists, the Group considers all relevant facts and circumstances, including:

-	The relative share of the Group’s voting rights with respect both the size and dispersion of other parties who hold voting rights;

-	Substantive potential voting rights held by the Group and by other parties;

-	Other contractual arrangements; and

-	Historic patterns in voting attendance.

The subsidiaries of the Group, all of which have been included in the consolidated financial statements of the Group, are as follows:

The Group holds a majority share of the voting rights in all its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

		Country of incorporation and		% Equity interest
Name	Principal activities	principal place of business	Ref	06/30/2021	06/30/2020	06/30/2019
RASA Holding, LLC	Investment in subsidiaries	United States	a	100.00%	100.00%	100.00%
Rizobacter Argentina S.A.	Microbiology Business	Argentina	a	80.00%	80.00%	80.00%
Rizobacter do Brasil Ltda.	Selling of agricultural inputs	Brazil	b	79.99%	79.99%	79.99%
Rizobacter del Paraguay S.A.	Selling of agricultural inputs	Paraguay	b	79.92%	79.92%	79.92%
Rizobacter Uruguay	Selling of agricultural inputs	Uruguay	b	80.00%	80.00%	80.00%
Rizobacter South Africa	Selling of agricultural inputs	South Africa	b	76.00%	76.00%	76.00%
Comer. Agrop. Rizobacter de Bolivia S.A.	Selling of agricultural inputs	Bolivia	b	79.96%	79.96%	79.96%
Rizobacter USA, LLC	Selling of agricultural inputs	United States	b	80.00%	80.00%	80.00%
Rizobacter India Private Ltd.	Selling of agricultural inputs	India	b	-	80.00%	80.00%
Rizobacter Colombia SAS	Selling of agricultural inputs	Colombia	b	80.00%	80.00%	80.00%
Rizobacter France SAS	Research and development	France	b	80.00%	80.00%	80.00%
Bioceres Crops S.A.	Research and development	Argentina	b	90.00%	90.00%	90.00%
BCS Holding LLC	Investment in subsidiaries	United States	a	100.00%	100.00%	100.00%
Bioceres Semillas S.A.U.	Production and commercialization of seeds	Argentina	a	100.00%	100.00%	100.00%
Verdeca LLC	Research and development	United States	d	100.00%	50.00%	50.00%
Insumos Agroquímicos S.A.	Selling of agricultural inputs	Argentina	e	50.1%	-	-

a)         See the Reorganization described in Note 1

b)        Indirect interests held through Rizobacter. The indirect equity interest participation included in this table was the 80% of the direct equity interest participation that Rizobacter owns in each entity.

c)         In June 2019, Bioceres Crop Solutions signed a share purchase agreement with Bioceres S.A. for the 50% of the ownership in Bioceres Crops S.A. (“Bioceres Crops”). See Note 6.

d)        On November 12, 2020 we acquired from Arcadia Biosciences Inc (“Arcadia”) the remaining 50% ownership interest in Verdeca LLC (“Verdeca”). See Note 6.

e)         On April 9, 2021 we acquired a controlling interest in Insumos Agroquímicos S.A. (“Insuagro”). See Note 6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Special purpose and structured entities (“SPE”)

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity and the relevant activities are directed by means of contractual arrangements. In this cases, we consider the purpose and design of the SPE, including a consideration of the risks the SPE was expected to be exposed to, the risks it was designed to pass on to the parties involved with the SPE and whether we are exposed to some or all of those risks or potential returns. One then considers which activities have a significant impact on the SPE’s returns and determines which parties have an ability to direct each of those activities.

The Group controls an SPE when is exposed, or has rights, to variable returns from its involvement with the SPE and has the ability to affect those returns through its power over the SPE.

3.         NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

New standards and interpretations adopted by the Group

The following new standards became applicable for the current reporting period and adopted by the Group. These amendments did not have a material impact on the Group.

Amendments to IFRS 16 - Covid-19-related Rent Concessions

As a result of the COVID-19 pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. In May 2020, the IASB made an amendment to IFRS 16 Leases which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted.

Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognized in profit or loss arising from the rent concessions.

On issuance, the practical expedient was limited to rent concessions for which any reduction in lease payments affects only payments originally due on or before 30 June 2021. Since lessors continue to grant COVID-19-related rent concessions to lessees and since the effects of the COVID-19 pandemic are ongoing and significant, in March 2021 was decided to extend the time period over which the practical expedient is available for use.

The amendments are effective for financial years beginning on or after January 1, 2020.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform (Phase 2)

The Phase 2 amendments, Interest Rate Benchmark Reform—Phase 2, address issues that might affect financial reporting during the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate (replacement issues). In 2019, the Board issued its initial amendments in Phase 1 of the project.

The amendments are related to changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; hedge accounting; and disclosures. They apply only to changes required by the interest rate benchmark reform to financial instruments and hedging relationships. The amendments are effective for financial years beginning on or after January 1, 2020. Earlier application is permitted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

New standards and interpretations not yet adopted by the Group

Amendments to IAS 1 - Classification of liabilities as current or non-current – Deferral of effective date

The amendment defers by one year the effective date of Classification of Liabilities as Current or Non-current, which amends IAS 1 Presentation of Financial Statements. Classification of Liabilities as Current or Non-current was issued in January 2020, effective for annual reporting periods beginning on or after January 1, 2022. However, in response to the covid-19 pandemic, the effective date was deferred by one year to provide companies with more time to implement any classification changes resulting from those amendments. Classification of Liabilities as Current or Non-current is now effective for annual reporting periods beginning on or after January 1, 2023. Earlier application of the amendments continues to be permitted.

These amendments are not expected to have material impact on the Group.

IFRS 17 Insurance Contracts

IFRS 17 was issued in May 2017 as replacement for IFRS 4 Insurance Contracts. It requires a current measurement model where estimates are re-measured in each reporting period. Contracts are measured using the building blocks of i) discounted probability-weighted cash flows, ii) an explicit risk adjustment, and (iii) a contractual service margin (CSM) representing the unearned profit of the contract which is recognized as revenue over the coverage period.

The standard allows a choice between recognizing changes in discount rates either in the statement of profit or loss or directly in other comprehensive income. The choice is likely to reflect how insurers account for their financial assets under IFRS 9.

An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.

There is a modification of the general measurement model called the ‘variable fee approach’ for certain contracts written by life insurers where policyholders share in the returns from underlying items. When applying the variable fee approach, the entity’s share of the fair value changes of the underlying items is included in the CSM. The results of insurers using this model are therefore likely to be less volatile than under the general model.

The new rules will affect the financial statements and key performance indicators of all entities that issue insurance contracts or investment contracts with discretionary participation features.

The new rule is effective for financial years beginning on or after January 1, 2023.

The new rule is not expected to have material impact on the Group.

Amendments to IFRS 17

These amendments aimed at helping companies implement IFRS 17 and making it easier for them to explain their financial performance.

The fundamental principles introduced when the Board first issued IFRS 17 in May 2017 remain unaffected. The amendments, which respond to feedback from stakeholders, are designed to: reduce costs by simplifying some requirements in the Standard; make financial performance easier to explain; and ease transition by deferring the effective date of the Standard to 2023 and by providing additional relief to reduce the effort required when applying IFRS 17 for the first time.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

These amendments are not expected to have material impact on the Group.

Annual Improvements to IFRS Standards 2018–2020

The following improvements were finalized in May 2020:

• IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

• IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

• IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.

• IAS 41 Agriculture – removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

The new standard is effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use

The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

The amendments are effective for annual periods beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

Amendments to IFRS 3 - Reference to the Conceptual Framework

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

The amendments are effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Amendments to IAS 37 - Onerous Contracts – Cost of Fulfilling a Contract

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

The amendments are effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 12- Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The IASB has amended IAS 12, 'Income taxes', to require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

IAS 12 was amended to include an additional condition where the initial recognition exemption is not applied. According to the amended guidance, a temporary difference that arises on initial recognition of an asset or liability is not subject to the initial recognition exemption if that transaction gave rise to equal amounts of taxable and deductible temporary differences.

The amendments are effective for financial years beginning on or after January 1, 2023.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 8-Definition of Accounting Estimates

These amendments help entities to distinguish between accounting policies and accounting estimates making a distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”

The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 1 and IFRS Practice Statement 2- Disclosure of Accounting Policies

An entity is now required to disclose its material accounting policy information instead of its significant accounting policies. The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial.

The amendments are applied prospectively and are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted.

These amendments are not expected to have material impact on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

4.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1.    Cash and cash equivalents

For the purposes of the statements of financial position and statements of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments. Investments can be readily convertible to known amounts of cash and they are subject to insignificant risk of changes in value. In the consolidated statements of financial position, bank overdrafts are included in borrowings within current liabilities.

4.2.    Financial assets

The Group measures its financial assets at initial recognition at fair value.

The Group classifies its financial assets as financial assets measured at amortized cost (using the effective interest method) on the basis of both:

-            The Group’s business model for managing the financial assets; and

-            The contractual cash flows characteristics of the financial asset.

The Group has not irrevocably designated a financial asset as measured at fair value through profit or loss to eliminate or significantly reduce a measurement or recognition inconsistency.

Financial assets at fair value through profit or loss are measured at fair value through profit and loss due to the business model used in their negotiation and/or the contractual characteristics of their cash flows.

Estimates

The Group makes estimates of uncollectability of its recorded receivables. Management analyzes trade account receivables in accordance with conventional criteria, adjusting the amount through a charge of an allowance for bad debts upon recognition of the inability of third parties to afford their financial obligations to the Group. Management specifically analyzes the accounts receivable, the historical bad debts, solvency of customers, current economic trends and the changes to the payment conditions of customers to assess the adequate allowance for bad debts.

Offsetting of financial assets with financial liabilities

Financial assets and liabilities are offset and presented for their net amount in the statements of financial position only when the Group has the right, legally enforceable, to compensate the recognized amounts and has the intention to liquidate for the net amount or to settle the asset and cancel the liability simultaneously.

4.3.    Inventories

Inventories are recognized at cost initially and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase and conversion as well as other costs incurred in bringing the inventories to their present location and condition.

Weighted average cost is used to determine the cost of ordinarily interchangeable items.

Estimates

The Group assesses the recoverability of inventories considering their sale price, whether the inventories are damaged and whether they have become obsolete in whole or in part.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Net realizable value is the sale price estimated to be attained in the ordinary course of business, less costs of completion and other selling expenses.

The Group sets up an allowance for obsolescence or slow-moving inventories in relation to finished and in-process products. The allowance for obsolescence or slow-moving inventories is recognized for finished products and in-process products based on an analysis by Management of the aging of inventory stocks.

4.4.    Biological assets

Within current assets, growing crops are included as biological assets, from the moment of sowing until the moment of harvest (approximately 5 to 7 months depending on the crop). At harvest time the biological assets are transformed into agricultural products, including seed varieties for resale, and incorporated into the inventory.

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others.

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise from measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets”.

From the harvest time, agricultural products are valued at net realizable value because there is a market asset, and the risk of non-sale is non-significant.

Generally, the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors, including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

4.5.    Business combinations

The Group applies the acquisition method to account for business combinations. The acquisition cost is measured as the aggregate of the consideration transferred for the acquisition of a subsidiary, which is measured at fair value at the acquisition date, and the amount of any non-controlling interest in such subsidiary. The Group recognizes any non-controlling interest in a subsidiary at the non-controlling interest’s proportionate share of the recognized amounts of subsidiary’s identifiable net assets. The acquisition related costs are expensed as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. The contingent consideration is classified as an asset or liability that is a financial instrument under IFRS 9 is measured at fair value through profit or loss.

Goodwill is initially measured at cost, which is the excess of the aggregate of the consideration transferred and the amount of the non-controlling interest and any previous interest carried over the net identifiable assets acquired, and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to each of the cash-generating units of the Group that is expected to benefit from the synergies of the combination, without considering whether other assets or liabilities of the subsidiary are allocated to those units.

Any impairment in the carrying value is recognized in the consolidated statement of comprehensive income. In the case of acquisitions in stages, prior to the write-off of the previously held equity interest in the subsidiary, said interest is re-measured at fair value as of the date of acquisition of control over the subsidiary. The result of the re-measurement at fair value is recognized in profit or loss.

When a seller in a business combination has contractually agreed to indemnify the Group for the result of a contingency or uncertainty related to the entirety or a portion of an asset or liability, the Group recognizes an indemnification asset. The indemnification asset is measured on the same basis as the indemnification item. At the end of each period, the Group measures the indemnification assets recognized at the acquisition date on the same basis as the indemnified liability, subject to any contractual limitation on the amount and, for an indemnification asset that is not periodically measured at fair value, based on Management’s assessment of the recoverability of the indemnification asset. The Group derecognizes the indemnification asset when it collects or sells it, or when it loses the right over it.

4.6.    Business combination under common control

Common control of business combination is excluded from the scope of IFRS 3. There is no other specific guidance on this topic elsewhere in IFRS. Therefore, management needs to use judgement to develop an accounting policy that provides relevant and reliable information in accordance with IAS 8. Management accounting police choice for business combination under common control is “Predecessor value method”. A Predecessor value method involves accounting for the assets and liabilities of the acquired business using existing carrying values. Differences between the carrying value and the amount payable should be accounted as an equity contribution.

4.7.    Impairment of non-financial assets (excluding inventories and deferred tax assets)

Impairment tests on goodwill and intangible assets not yet available for use are undertaken annually at the end of the reporting period. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows (its Cash Generating Unit or CGU). Goodwill is allocated on initial recognition to each of the Group's CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

Impairment charges are included in profit or loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Estimate

Impairment testing of goodwill and intangible assets not yet available for use requires the use of significant assumptions for the estimation of future cash flows and the determination of discount rates. The significant assumptions and the determination of discount rates for the impairment testing of goodwill are further explained in Note 7.9.

4.8.    Joint arrangements

An associate is an entity over which the Group exerts significant influence. Significant influence is the power to participate in financial and operating policy decision-making at such entity, but it does not involve control or joint control over those policies.

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The Group classifies its interests in joint arrangements as either:

-       Joint ventures: where the group has rights to only the net assets of the joint arrangement.

-       Joint operations: where the group has both the rights to the assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

-       The structure of the joint arrangement;

-       The legal form of joint arrangements structured through a separate vehicle;

-       The contractual terms of the joint arrangement agreement; and

-       Any other facts and circumstances (including any other contractual arrangements).

The Group accounts for its interests in joint ventures using the equity method, where the Group’s share of post-acquisition profits and losses and other comprehensive income is recognized in the Consolidated statement of profit and loss and other comprehensive income.

Losses in excess of the Group’s investment in the joint venture are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Profits and losses arising on transactions between the Group and its joint ventures are recognized only to the extent of unrelated investors’ interests in the joint venture. The Group’s share in a joint venture’s profits and losses resulting from a transaction is eliminated against the carrying amount of investment in the joint venture through the line “share of profit (or loss) of joint ventures” in the Consolidated statements of profit or loss and other comprehensive income.

Any premium paid for an investment in a joint venture above the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the investment in the joint venture. Where there is objective evidence that the investment in a joint venture has been impaired, the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

When the Group loses significant influence in an associate or joint control over a joint venture, it measures and recognizes any investment held at fair value. Any difference between the carrying amount of the associate or joint venture when losing significant influence or joint control and the fair value of the held investment and sale revenue are recognized in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The Group accounts for its interests in joint operations by recognizing its share of assets, liabilities, revenues and expenses in accordance with its contractually conferred rights and obligations.

For all joint arrangements structured in separate vehicles the Group must assess the substance of the joint arrangement in determining whether it is classified as a joint venture or joint operation. This assessment requires the Group to consider whether it has rights to the joint arrangement’s net assets (in which case it is classified as a joint venture), or rights to and obligations for specific assets, liabilities, expenses, and revenues (in which case it is classified as a joint operation).

Upon consideration of the factors mentioned above, the Group has determined that all of its joint arrangements except the operation with Espartina S.A. (see below) are structured through separate vehicles only give it rights to the net assets and are therefore classified as joint ventures (Note 13).

Rizobacter entered into an agreement with Espartina S.A. (“Espartina”) to share its business of producing grain crops. The joint operation is classified as a joint agreement as established in IFRS 11, while the parties are entitled to the assets and obligations over the related liabilities. Rizobacter recognizes as a joint operator, in relation to its participation, assets, liabilities, income and expenses. The production obtained is distributed according to the contributions made by each party. See Note 7.6.

Estimates

There is considerable uncertainty regarding Management’s estimates of the Group’s ability to recover the carrying amounts of the investments in joint ventures, since such estimates depend on the joint ventures’ ability to generate sufficient funds to complete the development projects, the future outcome of the project deregulation process and the amounts and timing of the cash flows from projects, among other future events.

Management assesses whether there are impairment indicators and, if any, it performs a recoverability analysis.

Management estimates of the recoverability of these investments represent the best estimate based on available evidence, the existing facts and circumstances, using reasonable and provable assumptions in the cash flow projections.

Therefore, the consolidated financial statements do not include adjustments that would be required if the Group were unable to recover the carrying amount of the above-mentioned assets by generating sufficient economic benefits in the future.

When the Group acquired control of Rizobacter, it also acquired the joint control of Synertech. Therefore, the investment in Synertech was added at the time of initial recognition of the acquisition at fair value. The determination of the fair value of Synertech at the acquisition date is based on the application of a future cash flow present value technique. The main assumptions considered in determining fair value relate to the applicable discount rate and to the projections of higher revenue from sales of micro-granulated fertilizers.

4.9.    Property, plant and equipment

Property, plant and equipment items are initially recognized at cost. In addition to the purchase price, cost also includes costs directly attributable to such property, plant and equipment items. There are no unavoidable costs with respect to dismantling and removing items. The cost of property, plant and equipment items acquired in a business combination is their fair value at the acquisition date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Depreciation is calculated using the straight-line method to allocate the property, plant or equipment items’ cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Research instruments: 3 to 10 years

Office equipment: 5 to 10 years

Vehicles: 5 years

Computer equipment and software: 3 years

Fixture and fittings: 10 years

Machinery and equipment: 5 to 10 years

Buildings: 50 years

Useful lives and depreciation methods are reviewed every year as required by IAS 16.

Assets under items Land and Buildings, are accounted for at fair value arising from the last revaluation performed, applying the revaluation model indicated by IAS 16. Revaluations are performed on a regular basis, when there are signs that the book value differs significantly from that to be determined using the fair value at the end of the reporting year.

To obtain fair values, the existence of an active market is considered for the assets in their current status. For those assets for which an active market in their current status exists, the fair values were determined based on their market values. For the remaining cases, the market values of comparable new assets are analyzed, applying a discount based on the status and wear of each asset and considering the characteristics of each of the revalued assets (for example, improvements made, maintenance status, level of productivity, use, etc.

Estimates

The Group carries certain classes of property, plant and equipment under the revaluation model under IAS 16. The revaluation model requires that the Group carry property, plant and equipment at revalued amounts, being fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. IAS 16 requires that the Group carry out these revaluations with sufficient regularity so that the carrying amounts of its property, plant and equipment do not differ materially from that which would be determined using fair value at the end of a reporting period. The determination of fair value at the date of revaluation requires judgments, estimates and assumptions based on market conditions prevailing at the time of any such revaluation. Changes to any of the Group’s judgments, estimates or assumptions or to the market conditions subsequent to a revaluation will result in changes to the fair value of property, plant and equipment.

The Group prepares the corresponding revaluations on a regular basis taking into account the work of independent appraisers. The Group uses different valuation techniques depending on the class of property being valued. Generally, the Group determines the fair value of its industrial buildings and warehouses based on a depreciated replacement cost approach. The Group determines the fair value of its land based on active market prices adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group may use alternative valuation methods, such as recent prices in less active markets.

Property valuation is a significant area of estimation uncertainty. Fair values are prepared regularly by Management, taking into account independent valuations. The determination of fair value for the different classes of property, plant and equipment is sensitive to the selection of various significant assumptions and estimates. Changes in those significant assumptions and estimates could materially affect the determination of the revalued amounts of property, plant and equipment. The Group utilizes historical experience, market information and other internal information to determine and/or review the appropriate revalued amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The following are the most significant assumptions used in the preparation of the revalued amounts for its classes of property, plant and equipment:

a)         Land: The Group generally uses the market price of a square meter of land for the same or similar location as the most significant assumption to determine the revalued amount. The Group typically uses comparable land sales in the same location to assess appropriateness of the value of its land. A 10% increase or decrease in the market price of land could have an impact of $ 0.3 million on the revalued amount of its land.

b)        Industrial buildings and warehouses: The Group generally determines the construction cost of a new asset and then the Group adjusts it for normal wear and tear. Construction prices may include, but are not limited to, construction materials, labor costs, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. A 5% increase or decrease in the construction costs or the estimate of normal wear and tear relating to such assets could have an impact of $ 1.5 million on their revalued amounts.

Increases in the carrying amounts arising on revaluation of land and buildings are recognized, net of tax, in other comprehensive income and accumulated in reserves in shareholders’ equity. To the extent that the increase reverses a decrease previously recognized in profit or loss, the increase is first recognized in profit or loss. Decreases that reverse previous increases of the same asset are first recognized in other comprehensive income to the extent of the remaining surplus attributable to the asset; all other decreases are charged to profit or loss.

4.10.     Leased assets

Until June 30, 2019 the Group classified its leases at the inception as finance or operating leases. Leases were classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases and charged to the statements of income in a straight-line basis over the period of the lease. Finance leases were capitalized at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, were included as “Borrowings”.

As of the effectiveness of IFRS 16, the Group began applying it and recognized the cumulative initial effect as an adjustment to the opening equity at the date of initial application. The comparative information was not restated.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard: (i) the use of a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) reliance on previous assessments on whether leases are onerous, (iii) the accounting for operating leases with a remaining lease term of less than 12 months, as at July 1, 2019, as short-term leases, (iv) the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and (v) the use of hindsight in determining the lease term, where the contract contains options to extend or terminate the lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

4.11.     Intangible assets

a)        Externally acquired intangible assets

Externally acquired intangible assets are initially recognized at acquisition date fair value (which is considered as their cost). After initial recognition, those assets are measured at cost less accumulated amortization and accumulated impairment losses.

Intangible assets acquired from third parties have an estimated useful life as follows (in years):

Software: 3 years

Trademarks and patents: 5 years

Certification ISO Standards: 3 years

Useful lives and amortization methods are reviewed every year as required by IAS 38.

Estimates

The Group acquired certain intangible assets from Arcadia (Note 6). To value those intangible assets, valuation techniques generally accepted in the market were applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows and the discount rate.

b)        Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalized if it can be demonstrated that:

-            It is technically feasible to develop the product for it to be sold;

-            Adequate resources are available to complete the development;

-            There is an intention to complete and sell the product;

-            The Group is able to sell the product;

-            Sale of the product will generate future economic benefits; and

-            Expenditure on the project can be measured reliably.

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the consolidated statement of profit or loss and other comprehensive income as incurred (Note 8.3).

Capitalized development costs are amortized using the straight-line method over the periods the Group expects to benefit from selling the products developed (Note 7.8).

Useful lives and amortization methods are reviewed every year as required by IAS 38.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The research and development process can be divided into several discrete steps or phases, which generally begin with discovery, validation and development and end with regulatory approval and commercial launch. The process for developing seed traits is relatively similar for both GM and non-GM traits. However, the two differ significantly in later phases of development. For example, obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for non-GM seeds. Although breeding programs and industrial biotechnology solutions may have shorter or simpler phases than those described below, the Group has used the industry consensus for seed-trait development phases to characterize its technology portfolios, which is generally divided into the following six phases:

i) Discovery: The first phase in the technology development process is the discovery or identification of candidate genes or genetic systems, metabolites, or microorganisms potentially capable of enhancing specified plant characteristics or enabling an agro-industrial biotech solution.

ii) Proof of concept: Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to the proof of concept phase. The goal of this phase is to validate a technology within the targeted organism before moving forward with technology escalation activities or extensive field validation.

iii) Early development: In this phase, field tests commenced in the proof of concept phase are expanded to evaluate various permutations of a technology in multiple geographies and growing cycles, as well as other characteristics in order to optimize the technology’s performance in the targeted organisms. The goal of the early development phase is to identify the best mode of use of a technology to define its performance concept.

iv) Advanced development and deregulation: In this phase, extensive field tests are used to demonstrate the effectiveness of the technology for its intended purpose. In the case of GM traits, the process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of modified plants. For solutions involving microbial fermentation, industrial-scale runs are conducted.

v) Pre-launch: This phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology. The range of activities in this phase includes seed increases, pre-commercial production, and product and solution testing with selected customers. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase.

vi) Product launch: In general, this phase, which is the last milestone of the research and development process, is carried out by the Group, the joint ventures and/or the Group’s technology licensees. When technology is commercialized through the joint ventures or technology licensees, a successful product launch will trigger royalty payments to the Group, which are generally calculated as a percentage of the net sales realized by the technology and captured upon commercialization.

Demonstrability of technical feasibility generally occurs when the project reaches the “advanced development and deregulation” phase because at this stage success is considered to be probable.

c)         Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at acquisition date fair value (which is considered as their cost). After initial recognition, those assets are measured at cost less accumulated amortization and accumulated impairment losses in the same manner as intangible assets acquired separately.

Intangible assets acquired in a business combination have an estimated useful life as follows (in years):

Product registration: 5 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Customer loyalty: 14 - 26 years

Estimates

The Group acquired certain intangible assets from Rizobacter and Insuagro in the business combinations. To value those intangible assets, valuation techniques generally accepted in the market were applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows and the discount rate.

4.12.     Financial liabilities

The Group measures its financial liabilities at initial recognition at fair value.

The Group classifies all its financial liabilities as financial liabilities measured at amortized cost (using the effective interest rate method), except for Private warrants that were measured at fair value. Private warrants did not reach the fixed-for-fixed’ condition and were classified as a financial liability and valued at its fair value applying a simulation model of the share price trajectory under the hypothesis of geometric Brownian motion. See Note 7.16.

In the case of the private warrants designated as a whole at fair value through profit or loss, the amount of the change in fair value was recognized as a financial result.

Estimates

The Group designated private warrants as a whole at fair value. Management of the Group periodically evaluated the appropriate valuation techniques and data used in the fair value measurement and estimation of changes in fair value derived from changes in the inputs. In estimating the fair value of those financial liabilities, the Group use observable market inputs as far as possible.

Information about the valuation techniques and significant assumptions used is detailed in Note 15.

4.13.     Warrants

As part of the merger, the Group incorporated 11,500,000 public warrants (“Public warrants”), 12,700,000 private warrants (5,200,000 “Founder warrants” and 7,500,000 “Bioceres warrants”) that Union issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas.

The warrants are an equity instrument only if (a) the instrument includes no contractual obligation to deliver cash or another financial asset to another entity and (b) if the instrument will or may be settled in the issuer's own equity instruments, it is either a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments or a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments (“fixed-for-fixed’ condition”).

Public warrants were classified as an equity instrument as they comply with the ‘fixed-for-fixed’ condition. Founder warrants and Bioceres warrants (as a group, the “Private warrants”) instead were classified as financial liabilities.

Estimates

The estimate of the fair value of Private warrants required a determination of which factors were most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses were made. The Group measured the fair value of these instruments by applying a simulation model of the share price trajectory under the hypothesis of Brownian Motion. The hypotheses used for the estimate of the fair value of these instruments are disclosed in Note 7.16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

4.14.     Convertibles notes

The Convertible notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity component was measured as the residual amount that results from deducting the fair value of the liability component from the initial carrying amount of the instrument. The fair value of the consideration of the liability component was measured first at the fair value of a similar liability (including any embedded non-equity derivative features, such as an issuer’s call option to redeem the bond early) that does not have any associated equity conversion option.

The Group’s policy choice is to consider if the instrument meets the ‘fixed for fixed’ condition, as the strike price is pre-determined at inception and only varies over time, and it is therefore classified as equity. As regards to the mandatory conversion feature (Note 7.17), as it is a contingent settlement provision, the Group decided to measure the liability component at initial recognition, based on its best estimate of the present value of the redemption amount and allocated the residual to the equity component.

4.15.     Employee benefits

Employee benefits are expected to be settled wholly within 12 months after the end of the reporting period and are presented as current liabilities.

The accounting policies related to incentive payments based on shares are detailed in Note 4.22.

4.16.     Provisions

The Group has recognized provisions for liabilities of uncertain timing or amount. The provision is measured at the best estimate of the expenditure required to settle the obligation at the end of the reporting period, discounted at a pre-tax rate reflecting current market assessments of the time value of money and risks specific to the liability.

4.17.     Parent company investment

The Group has recognized the contribution made by Bioceres S.A./Bioceres LLC into the combined entity as Parent company investment. See Note 11.

The Group’s ordinary shares are classified as equity instruments, except for the puttable shares which are compound financial instruments. Puttable shares are segregated into separate components of equity instruments and puttable instruments, the latter of which is classified as a financial liability in accordance with IAS 32.

The shares classified as equity instruments are measured at nominal value.

4.18.     Revenue recognition

Revenue is measured at fair value of consideration received or receivable.

Revenue from ordinary activities from contracts with customers is recognized and measured based on a five-step model, namely:

• Identification of the contract with the client. A contract is an agreement between two or more parties, which creates rights and obligations for the parties involved.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

• Identification of performance obligations, issuing as such a commitment arising from the contract to transfer a good or service.

• Determination of the price of the transaction, in reference to the consideration for satisfying each performance obligation.

• Assignment of the transaction price between each of the performance obligations identified, based on the methods described in the standard.

• Revenue recognition when the performance obligations identified in contracts with customers are met, at any given time or over a period of time.

a)        Sale of goods

Revenue from the sale of goods is recognized when all the following conditions have been satisfied:

(i) the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

(ii) the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

(iii) the amount of revenue can be measured reliably;

(iv) it is probable that the economic benefits associated with the transaction will flow to the Group; and

(v) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

In the case of sales made with where delivery is delayed at the buyer's request but the buyer assumes ownership and accepts the invoice, revenue is recognized when the buyer assumes ownership, provided that:

-       It must be probable that delivery will take place;

-       The goods must be on hand, identified and be ready for delivery to the buyer at the time the sale is recognized

-       The buyer must specifically acknowledge the deferred delivery instructions; and

-       The usual payment terms must apply.

No revenue is recognized when there is only an intention to purchase or produce the goods in time for delivery.

b)        Rendering of services

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction is recognized by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

(i) the amount of revenue can be measured reliably;

(ii) it is probable that the economic benefits associated with the transaction will flow to the entity;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

(iii) the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

(iv) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

The stage of completion for research and development services is generally determined on the basis of internal records of execution of the performed tasks of the respective work plan.

For practical purposes, when services are performed by an indeterminate number of acts over a specified period of time, revenue is recognized on a straight-line basis over the specified period unless there is evidence that some other method better represents the stage of completion.

When a specific act is much more significant than any other acts, the recognition of revenue is postponed until the significant act is executed.

c)         Licenses and royalties

Licenses and royalties are recognized when it is probable that the economic benefits associated with the transaction will flow to the Group; and the amount of revenue can be measured reliably.

Fees and royalties paid for the use of the Group’s assets are normally recognized in accordance with the substance of the agreement.

When a licensee has the right to use certain technology for a specified period of time, revenue is recognized on a straight-line basis over the life of the agreement.

An assignment of rights for a fixed fee or non-refundable guarantee under a non-cancellable contract which permits the licensee to exploit those rights freely and the licensor has no remaining obligations to perform is, in substance, a sale. In such cases, revenue is recognized at the time of sale.

In some cases, whether or not a license fee or royalty will be received is contingent on the occurrence of a future event. In such cases, revenue is recognized only when it is probable that the fee or royalty will be received, which is normally when the event has occurred.

4.19.     Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset. Management elected this accounting policy because the Group determined it better shows the financial effect of government grants in the Consolidated financial statements.

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset.

The difference between the money obtained under government loans at subsidized rates and the carrying amount of those loans is treated as a government grant, in accordance with IAS 20.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

4.20.     Borrowing costs

Borrowing costs, either generic or specific, attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale (qualifying assets) are included in the cost of the assets until the moment that they are substantially ready for use or sale. Income earned on the temporary investments of funds generated in specific borrowings still pending use in the qualifying assets, are deducted from the total of financing costs potentially eligible for capitalization.

All other loan costs are recognized under financial costs, through profit and loss.

4.21.     Income tax and minimum presumed income tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the Consolidated statement of financial position differs from its tax base, except for differences arising on:

-            The initial recognition of goodwill;

-            The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and

Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the deferred tax liabilities / (assets) are settled / (recovered).

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

-            The same taxable entity within the Group, or

-            Different entities within the Group which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

4.22.     Share-based payments

Certain executives and directors of the Group were granted incentives in the form of shares and options to purchase Bioceres Crop Solutions shares as consideration for services.

The cost of these share-based transactions is determined based on their fair value at the date upon which such incentives are granted using a valuation model that is appropriate in the circumstances.

This cost is recognized as an expense together with an increase in equity throughout the period in which the service or performance conditions are satisfied (i.e., the vesting period). The accumulated expense recorded in connection with these transactions at the end of each year until the vesting date reflects the time elapsed between the vesting period and Management’s best estimate of the number of equity instruments that will vest. The charge to income/loss for the period represents the variation in the accumulated expense recorded between the beginning and the end of the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Non-market related service and performance conditions are not taken into account when determining the grant date fair value of the equity instruments, but the probability that the conditions are fulfilled is assessed as part of Management’s best estimate of the number of equity instruments that will vest. Market-related performance conditions are reflected in the grant date fair value. Any other conditions related to equity-settled share-based payment transactions but without a service requirement are considered as non-vesting conditions. Non-vesting conditions are reflected in the fair value of the equity instruments and are charged to income/loss immediately unless there are service and/or performance conditions as well.

No amount is recognized for transactions that will not vest because non-market related performance conditions and/or service conditions were not satisfied. When transactions include market-related conditions or non-vesting conditions, the transactions are considered to be vested, irrespective of whether a market-related condition or the non-vesting condition is satisfied, provided that all the other performance and/or service conditions are met.

When the terms and conditions of an equity-settled share-based payment transaction are modified, the minimum expense recognized is the grant date fair value, unmodified, provided that the original terms have been complied with. An additional expense, measured at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.

When the transaction is settled by the Bioceres Crop Solutions or by the counterparty, any remainder of the fair value is charged to income immediately.

The dilutive effect of current options is considered in the calculation of the diluted earnings per share.

Estimates

The estimate of the fair value of equity-settled share-based payment transactions requires a determination to be made of the most adequate option pricing model to apply depending on the terms and conditions of the arrangement. This estimate also requires a determination of those factors most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses are made. The Group measures the fair value of these transactions at the grant date applying the Black-Scholes formula adjusted to consider the possible dilutive effect of the future exercise of the share options granted on their estimated fair value at grant date, as established in paragraph B41 of IFRS 2. The hypotheses used for the estimate of the fair value of these transactions are disclosed in Note 18 and will not necessarily take place in the future.

5.         CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Group makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below.

Critical estimates

-       Estimate of the trade receivables impairment provision (Note 4.2).

-       Estimate of the inventory obsolescence allowance (Note 4.3).

-       Capitalization and impairment testing of development costs (Notes 4.7).

-       Impairment of goodwill (Notes 4.7).

-       Recoverability of investments in joint ventures (Note 4.8)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

-       Fair value of land and buildings (Note 4.9).

-       Identification and fair value of identifiable intangible assets arising in acquisitions (Note 4.11 y 4.7).

-       Share-based payments (Notes 4.22).

-       Recognition and recoverability of deferred tax assets and credit for minimum presumed income tax (Note 9).

-      Classification of the Convertible Notes as compound instruments and determination of fair value of the liability component from the initial carrying amount (Note 4.14).

6.         ACQUISITIONS

Bioceres Crops S.A.

In June 2019, we signed a share purchase agreement (SPA) with Bioceres S.A. for the 50% of ownership in Bioceres Crops. Consideration of the SPA will be in installments equivalent to the 50% of the royalties that Bioceres Crops Solutions will accrue from Bioceres Crops, up to a total amount of $0.7 million (Note 4.6).

Bioceres Crops S.A. (“Bioceres Crops”, previously Semya S.A.) was a company owned 50% by Bioceres S.A. and 50% by Rizobacter Argentina S.A. It was created as a new proposal for the research, development and commercialization of biological products with high technological value: Bioceres Crops' strength consists in the joint and integrated development of biotechnological events, germplasm, biofertilizers and biopesticides to achieve a true synergy in seed treatment. These technologies will increase crop productivity, reduce environmental impact and increase efficiency in the use of resources. Bioceres Crops’ R&D was being developed by Rizobacter and Bioceres who signed, jointly, a Service Agreement in December 2014.

When Group Bioceres acquired control over Rizobacter, it also acquired control over Bioceres Crops. As required by paragraph 42 of IFRS 3, the Group re-measured the fair value of its previous equity interest in Bioceres Crops at the acquisition date. The determination of fair value of Bioceres Crops at the acquisition date is based on the application of a future cash flow present value technique. The main assumptions considered in determining fair value relate to the applicable discount rate and to the projections of revenue from the launch of seed treatment packs. As a result, Integrated seed products have been recorded as intangibles assets. The purpose of those projects is to develop high value-added biological products for the treatment of soybean and wheat seeds, and generate biotechnological, germplasm and bio-inoculants synergies.

Verdeca and other intangibles assets

On November 12, 2020 we acquired from Arcadia the remaining ownership interest in Verdeca, a joint agreement formed by Bioceres and Arcadia in 2012 to develop second generation biotechnologies for soybean and to globally commercialize the HB4 Soy technology.

As part of the transaction, Bioceres has gained full access to and control of Verdeca´s vetted soybean library of gene-edited materials used to develop new quality and productivity traits for this crop, as well as exclusive rights to all Arcadia technologies that are applicable to soybean and in-licensing rights to Arcadia’s safflower and wheat traits and the related brands.

The complementary portfolio of materials being licensed includes wheat varieties that produce flour with 65% less gluten, ten times the dietary fiber content of conventional wheat flours, and oxidative stability, which extends the shelf life of whole flours and food products produced with these flours. In addition, these flours produce breads and other foods that are substantially equivalent in taste and all other aspects to conventional wheat.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

In consideration for the acquisition of the above-mentioned rights and assets, Bioceres paid Arcadia at the closing of the transaction $5 million in cash and $15 million in equity consisting of 1,875,000 Bioceres common shares. Bioceres has relied on the exemption from the registration requirements of the Securities Act of 1933 under Section 4(a)(2) thereof, for a transaction by an issuer not involving any public offering. Bioceres will also pay Arcadia $2 million subject to Verdeca obtaining Chinese import clearance for HB4 Soy or achieving penetration of this technology in a minimum number of planted hectares. These payments do not include $1 million due to Arcadia post-closing as a reimbursement of costs associated with the transaction.

Following the transaction Bioceres agreed with Arcadia to make royalty payments equivalent to 6% of the net HB4 Soy technology revenues realized by Verdeca and capped at a maximum $10 million aggregate amount of royalty payments and a royalty payment equivalent to 25% of the net wheat technology revenues resulting from the in-licensed materials.

Moolec Science Ltd

On March 16, 2021, we acquired a 6% ownership interest, represented by 2,919,715 ordinary shares, in Moolec Science Ltd. (“Moolec”), a United Kingdom Molecular Farming company pursuing a hybrid concept between plant and cell-based technologies for the production of animal-free food solutions. Moolec has developed and fully de-regulated the world’s first bovine protein derived from modified safflower grain, a patented technology branded under the SPC name. In consideration for the acquisition, Bioceres transferred to Moolec the license to use and commercialize GLA/ARA safflower patents (Note 7.8).

Insuagro

On April 9, 2021, as part of the reorganization process of our crop protection business segment, we acquired a controlling interest in Insuagro, an Argentine public company. The interest acquired is represented by a total of 11,022,000 shares, distributed as follows: (i) 2,749,390 ordinary, registered shares of AR$ 0.10 nominal value each and five votes per share, denominated Class A; and (ii) 8,272,610 ordinary, registered shares of Pesos 0.10 nominal value each and one vote per share, denominated Class B, jointly representing 50.1% of equity interest and 55.05% of voting interest. At closing, two directors (of three total members) resigned to the board and were replaced by two directors of Bioceres.

Acquiring control over Insuagro, we also acquired control over two SPEs, Insuagro VI and Insuagro VII. These SPEs are financial trust on public offering, whose underlying assets are trade receivables from Insuagro (trade receivables securitization). Insuagro is the administrator of the receivables, acts as the collection agent and has agreed to replace bad accounts receivable. Certificates of Participation issued by each SPEs are owned by Insuagro.

The consideration for the acquisition was $0.282 per share, totaling an amount of $3.1 million (the “Fixed Price”). At closing, we paid $0.2 million, and the rest is payable in three installment due August 31, 2022, 2023 and 2024 for an amount of $0.9 million, $0.9 million and $1.2 million, respectively. The amount payable will accrue an interest annual rate of 5.5%. Furthermore, the Fixed Price may be increased up to 3.5x Adjusted EBITDA (as defined in the share exchange agreement) per share to be measured in each annual reporting period.

Fair value of the consideration of payment

Cash payment	200,000
Financed payment	2,625,335
Contingent payment	951,622
Total consideration	3,776,957

The consideration of payment was measured at fair value, which was calculated as the sum of the acquisition-date fair values of the assets transferred, and the liabilities incurred. The fair values measured were based on discounting future cash flow using market discount rates. The difference between fair value and nominal value of consideration will be recognized as finance cost over the period the consideration will be paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Assets acquired, liabilities assumed, and non-controlling interest recognized.

Net assets incorporated

Cash and cash equivalents	555,804
Other financial assets	2,024,367
Trade receivables	17,536,888
Other receivables	419,877
Income and minimum presumed income taxes recoverable	117,229
Inventory	5,603,068
Deferred tax assets	106,952
Property, plant and equipment	1,662,516
Intangible assets	264,847
Trade and other payables	(17,311,906)
Borrowings	(5,928,748)
Employee benefits and social security	(201,472)
Deferred revenues and advances from customers	(301,017)

Revaluation of existing assets

Property, plant and equipment	289,529
Intangible assets	2,659,050
Deferred tax	(884,574)
Total net assets identified	6,612,410

Non-controlling interest	(3,305,543)

Goodwill	470,090

Total consideration	3,776,957

Goodwill is not expected to be deductible for tax purposes.

Non-controlling interest was measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

The amounts of revenue and profit or loss of the acquiree since the acquisition date included in the consolidated statement of comprehensive income for year ended June 30, 2021, were $7.6 million and ($0.2) million, respectively.

The revenue and profit or loss of the combined entity for year ended June 30, 2021 as though the acquisition date for the business combination had been as of the beginning of the annual reporting period amount to $233.3 million and ($4.6) million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

7.         INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

7.1.	Cash and cash equivalents

	06/30/2021	06/30/2020	06/30/2019
Cash at bank and on hand	28,327,569	20,176,452	3,450,873
Money market funds	7,718,544	22,346,409	-
	36,046,113	42,522,861	3,450,873

7.2.    Other financial assets

	06/30/2021	06/30/2020	06/30/2019
Current
Restricted short-term deposits	425,976	4,390,458	4,327,275
US Treasury bills	7,885,937	7,768,410	-
Others mutual funds	-	-	347,718
Other investments	2,849,485	1,277,525	8,515
	11,161,398	13,436,393	4,683,508

	06/30/2021	06/30/2020	06/30/2019
Non-current
Shares of Bioceres S.A.	355,251	321,705	374,685
Other investments	742,211	998	1,728
	1,097,462	322,703	376,413

Variations in the allowance for uncollectible trade receivables are reported in Note 7.18. The book value is reasonably approximate to the fair value given its short-term nature.

The book value is reasonably approximate to the fair value given its short-term nature.

7.3.    Trade receivables

	06/30/2021	06/30/2020	06/30/2019
Current
Trade debtors	87,709,287	53,047,035	48,910,484
Allowance for impairment of trade debtors	(5,858,503)	(3,886,832)	(3,360,224)
Shareholders and other related parties (Note 17)	-	1,090,004	467,743
Allowance for impairment of shareholders and other related parties (Note 17)	-	(768)	(75,596)
Allowance for credit notes to be issued	(2,987,398)	(2,285,197)	(800,606)
Trade debtors - Parent company (Note 17)	-	-	440,268
Trade debtors - Joint ventures and associates (Note 17)	221,048	120,992	2,369
Deferred checks	9,699,738	25,461,399	13,651,939
	88,784,172	73,546,633	59,236,377

Non-current
Trade debtors	135,739	-	-
	135,739	-	-

The book value is reasonably approximate to the fair value given its short-term nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

7.4.    Other receivables

	06/30/2021	06/30/2020	06/30/2019
Current
Taxes	6,048,533	2,205,342	584,641
Other receivables - Other related parties (Note 17)	1,547	2,102	10,971
Other receivables - Parents companies and related parties to Parents (Note 17)	770,549	102,069	-
Other receivables - Joint ventures and associates (Note 17)	2,219,863	1,562,340	250,783
Prepayments to suppliers	1,646,614	379,914	496,001
Prepayments to suppliers - Shareholders and other related parties (Note 17)	132,625	81,737	-
Reimbursements over exports	10,547	29,077	366,594
Prepaid expenses and other receivables	1,021	128,650	213,597
Loans receivable	230,000	230,000	-
Miscellaneous	92,406	49,441	59,242
	11,153,705	4,770,672	1,981,829

	06/30/2021	06/30/2020	06/30/2019
Non-current
Taxes	862,771	328,701	681,168
Reimbursements over exports	1,680,371	1,293,958	878,470
Miscellaneous	-	80,914	672
	2,543,142	1,703,573	1,560,310

The book value is reasonably approximate to the fair value given its short-term nature.

7.5.    Inventories

	06/30/2021	06/30/2020	06/30/2019
Agrochemicals	1,161,025	356,489	22,137
Seeds and grains	22,389,400	1,300,998	207,519
Resale products	20,207,496	13,486,668	13,894,018
Manufactured products	10,902,683	8,079,553	8,370,583
Goods in transit	1,169,303	1,292,239	751,737
Supplies	6,320,594	5,930,471	4,482,827
Allowance for obsolescence	(1,112,950)	(1,107,870)	(406,818)
	61,037,551	29,338,548	27,322,003

The roll-forward of allowance for obsolescence is in Note 7.18. Inventories recognized as an expense during the years ended June 30, 2021, 2020 and 2019 amounted to $102,369,869, $86,179,252 and $80,424,450, respectively. Those expenses were included in cost of sales.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended June 30, 2021, 2020 and 2019
(Amounts in US$, except otherwise indicated)

7.6.	Biological assets

HB4® Program

Bioceres’ HB4 Program is an identity-preserved production system for growing drought-tolerant soy and wheat. It has multiple objectives, which include expanding Bioceres’ seed inventories, allowing growers to field test Bioceres’ HB4 technology, providing fields for product demonstrations and validating the products’ regional positioning.

HB4 seed varieties produced through the program will be commercialized as an integrated product. The seed treatment process to produce the integrated seed product utilizes customized microbial solutions for seed nutrition and protection, including biological fungicides. For HB4 Soy, inoculants are also integrated, including last generation microbiological formulations that ensures greater microorganism survival over the seed, greater nodular dry mass, and better biological fixation of nitrogen.

In addition to providing the integrated seed solution for planting, the HB4 program comprises Bioceres’ next-generation crop nutrition and protection technologies for growing both crops. The HB4 program also includes digital apps that give growers access to satellite-based images and data for monitoring crop health, soil conditions and weather, information that helps optimize crop yields. On top of generating extensive and detailed datasets from each grower’s HB4 production fields that are monitored via these digital apps, Bioceres is applying and leveraging data science and blockchain technology to other areas of agriculture’s value chain, such as crop storage, logistics and processing, in order to guarantee HB4 identity and complete farm-to-fork traceability.

The identity-preserved HB4 Program utilizes service contracts with growers who are committed to preserving the identity of the HB4 crop under a full-seed production offtake agreement, which includes best environmental farming practices, such as no-till agriculture. Under these agreements, Bioceres contributes the intergated seed solution and the other aforementioned goods (“Contributed goods”) to growers for a pre-agreed price (based on prevailing market prices), which are deduced from the service fees to paid to growers at the time of harvest for the seed multiplication services provided.

As part of the transaction described in Note 6, Bioceres acquired full ownership of the HB4 soy inventory. HB4 program for HB4 Soy had been produced jointly with Arcadia in Verdeca.

For the year ended June 30, 2021, the Contributed goods for HB4 Program amounted to $8.3 million with weighted average gross margin of approximately 43% across almost 80,000 total hectares.

Joint operation with Espartina S.A.

On September 1, 2020, Rizobacter Argentina S.A., a subsidiary of the Company, entered into an agreement with Espartina S.A. (“Espartina”) to share its business of producing grain crops. The joint operation is classified as a joint agreement as established in IFRS 11, while the parties are entitled to the assets and obligations over the related liabilities. Rizobacter Argentina S.A. recognizes as a joint operator, in relation to its participation, assets, liabilities, income and expenses. The production obtained is distributed according to the contributions made by each party. The in-kind contributions made during the period amount to $0.7 million. Each party decides the means of commercialization and the destination of the grains produced.

Under the agreement, Rizobacter provides inputs and money necessary for producing the grains and according to the established participation percentages. For its participation, Espartina contributes all cultivation practices in fields, inputs not provided by Rizobacter, and all administrative expenses related to production.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended June 30, 2021, 2020 and 2019
(Amounts in US$, except otherwise indicated)

Changes in Biological assets:

	Soybean	Corn	Wheat	Barley	HB4 Soy	HB4 Wheat	Total
Beginning of the year	105,101	271,754	45,639	34,050	-	509,184	965,728
Initial recognition and changes in the fair value of biological assets	981,551	250,443	284,903	35,847	741,799	531,712	2,826,255
Costs incurred during the year	252,504	417,586	241,610	37,115	17,716,018	7,053,929	25,718,762
Exchange differences	(113,718)	(153,795)	(65,797)	(16,876)	(2,823,643)	(1,153,734)	(4,327,563)
Decrease due to harvest	(1,171,276)	(758,342)	(484,044)	(87,065)	(15,634,174)	(4,732,443)	(22,867,344)
Year ended June 30, 2021	54,162	27,646	22,311	3,071	-	2,208,648	2,315,838

	Soybean	Corn	Wheat	Barley	HB4 Wheat	Total
Beginning of the year	237,723	32,856	-	-	-	270,579
Initial recognition and changes in the fair value of biological assets	198,932	252,056	202,543	63,210	-	716,741
Decrease due to harvest	(447,132)	(252,372)	(227,303)	(59,626)	-	(986,433)
Cost incurred during the year	284,951	314,950	87,615	38,033	509,184	1,234,733
Exchange differences	(169,373)	(75,736)	(17,216)	(7,567)	-	(269,892)
Year ended June 30, 2020	105,101	271,754	45,639	34,050	509,184	965,728

	Soybean	Corn	Wheat	Barley	Total
Beginning of the year	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	241,707	38,238	-	-	279,945
Decrease due to harvest	(288,791)	(45,687)	-	-	(334,478)
Cost incurred during the year	339,088	47,986	-	-	387,074
Exchange differences	(54,281)	(7,681)	-	-	(61,962)
Year ended June 30, 2019	237,723	32,856	-	-	270,579

As of June 30, 2021, the impact of a 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our planting of $0.4 million.

7.7.	Property, plant and equipment

Property, plant and equipment as of June 30, 2021, 2020 and 2019, included the following:

	06/30/2021	06/30/2020	06/30/2019
Gross carrying amount	63,974,402	54,527,392	57,059,972
Accumulated depreciation	(16,019,806)	(13,012,286)	(13,225,424)
Net carrying amount	47,954,596	41,515,106	43,834,548

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended June 30, 2021, 2020 and 2019
(Amounts in US$, except otherwise indicated)

1.	Net carrying amount for each class of assets is as follows:

Class	Net carrying amount 06/30/2021	Net carrying amount 06/30/2020	Net carrying amount 06/30/2019
Office equipment	288,920	188,280	213,437
Vehicles	1,835,634	1,149,455	1,785,701
Equipment and computer software	67,105	32,448	123,472
Fixtures and fittings	2,967,431	3,679,075	4,737,396
Machinery and equipment	5,125,728	5,449,233	6,336,691
Land and buildings	35,674,513	29,746,076	29,969,237
Buildings in progress	1,995,265	1,270,539	668,614
Total	47,954,596	41,515,106	43,834,548

2.	Gross carrying amount as of June 30, 2021 is as follows

	Gross carrying amount
Class	As of the beginning of year	Additions	Additions from business combination	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of year
Office equipment	579,882	66,331	5,491	-	(5,622)	116,743	-	762,825
Vehicles	2,977,542	987,101	466,024	-	(1,045,656)	127,206	-	3,512,217
Equipment and computer software	465,679	66,263	13,952	-	-	46,232	-	592,126
Fixtures and fittings	5,480,431	50,976	-	85,490	-	21,046	-	5,637,943
Machinery and equipment	9,054,701	604,307	-	-	(10,240)	339,043	-	9,987,811
Land and buildings	34,698,618	-	1,466,578	2,517,158	-	4,022,972	(1,219,111)	41,486,215
Buildings in progress	1,270,539	1,030,847	-	(438,492)	-	132,371	-	1,995,265
Total	54,527,392	2,805,825	1,952,045	2,164,156	(1,061,518)	4,805,613	(1,219,111)	63,974,402

Reclassifications corresponds to transfers to leased assets from finance leases assets.

3.    Accumulated depreciation as of June 30, 2021 is as follows:

	Depreciation
Class	Accumulated as of the beginning of year	Disposals	Of the year	Foreign currency translation	Revaluation	Accumulated as of the end of year
Office equipment	391,602	(3,265)	45,174	40,394	-	473,905
Vehicles	1,828,087	(974,102)	689,273	133,325	-	1,676,583
Equipment and computer software	433,231	-	50,949	40,841	-	525,021
Fixtures and fittings	1,801,356	-	683,537	185,619	-	2,670,512
Machinery and equipment	3,605,468	(10,239)	898,522	368,332	-	4,862,083
Land and buildings	4,952,542	-	681,084	517,991	(339,915)	5,811,702
Total	13,012,286	(987,606)	3,048,539	1,286,502	(339,915)	16,019,806

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended June 30, 2021, 2020 and 2019
(Amounts in US$, except otherwise indicated)

4.	Gross carrying amount as of June 30, 2020 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Reclassifications	Disposals	Foreign currency translation	Revaluation	As of the end of year
Office equipment	629,119	42,658	-	-	(91,895)	-	579,882
Vehicles	3,604,537	248,800	(264,069)	(139,369)	(472,357)	-	2,977,542
Equipment and computer software	955,657	27,961	(375,242)	-	(142,697)	-	465,679
Fixtures and fittings	6,438,430	14,985	20,801	-	(993,785)	-	5,480,431
Machinery and equipment	10,233,501	556,693	(598,561)	-	(1,136,932)	-	9,054,701
Land and buildings	34,530,114	3,261	36,487	-	(4,772,065)	4,900,821	34,698,618
Buildings in progress	668,614	752,339	(57,288)	-	(93,126)	-	1,270,539
Total	57,059,972	1,646,697	(1,237,872)	(139,369)	(7,702,857)	4,900,821	54,527,392

5.	Accumulated depreciation as of June 30, 2020 is as follows:

	Depreciation
Class	Accumulated as of the beginning of year	Disposals / Reclassifications	Of the year	Foreign currency translation	Revaluation	Accumulated as of the end of year
Office equipment	415,682	-	35,879	(59,959)	-	391,602
Vehicles	1,818,836	(173,482)	426,623	(243,890)	-	1,828,087
Equipment and computer software	832,185	(307,816)	28,170	(119,308)	-	433,231
Fixtures and fittings	1,701,034	-	338,092	(237,770)	-	1,801,356
Machinery and equipment	3,896,810	(279,322)	553,399	(565,419)	-	3,605,468
Land and buildings	4,560,877	-	627,973	(604,216)	367,908	4,952,542
Total	13,225,424	(760,620)	2,010,136	(1,830,562)	367,908	13,012,286

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended June 30, 2021, 2020 and 2019
(Amounts in US$, except otherwise indicated)

6.	Gross carrying amount as of June 30, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Adjustment of opening net book amount for application of IAS 29	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of year
Office equipment	243,948	333,904	30,621	-	(8,493)	29,139	-	629,119
Vehicles	1,660,294	1,054,631	1,093,749	-	(297,269)	93,132	-	3,604,537
Equipment and computer software	419,638	416,274	75,152	-	(1,685)	46,278	-	955,657
Fixtures and fittings	3,826,665	1,909,115	7,518	213,333	-	481,799	-	6,438,430
Machinery and equipment	5,404,029	3,976,720	98,034	7,863	(31,407)	778,262	-	10,233,501
Land and buildings	33,026,981	1,438,728	125,930	-	-	1,994,906	(2,056,431)	34,530,114
Buildings in progress	182,839	75,405	613,098	(221,196)	-	18,468	-	668,614
Total	44,764,394	9,204,777	2,044,102	-	(338,854)	3,441,984	(2,056,431)	57,059,972

7.	Accumulated depreciation as of June 30, 2019 is as follows:

	Depreciation
Class	Accumulated as of the beginning of year	Adjustments of opening net book amount for application of IAS 29	Disposals	Of the year	Foreign currency translation	Revaluation	Accumulated as of the end of year
Office equipment	49,129	309,339	(4,007)	39,997	21,224	-	415,682
Vehicles	560,691	750,195	(205,618)	621,974	91,594	-	1,818,836
Equipment and computer software	207,402	486,143	(769)	99,350	40,059	-	832,185
Fixtures and fittings	318,582	912,404	-	397,989	72,059	-	1,701,034
Machinery and equipment	937,736	2,121,816	(16,807)	673,784	180,281	-	3,896,810
Land and buildings	2,513,708	1,343,500	-	617,162	221,428	(134,921)	4,560,877
Total	4,587,248	5,923,397	(227,201)	2,450,256	626,645	(134,921)	13,225,424

The depreciation charge is included in Notes 8.3 and 8.4. The Group has no commitments to purchase property, plant and equipment items.

A detail of restricted assets is provided in Note 20.

Revaluation of property, plant and equipment

At a minimum, the Group updates their assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), taking into account the most recent independent valuations and market data. Valuations were performed at June 30, 2021. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

All resulting fair value estimates for properties are included in level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The following are the carrying amounts that would have been recognized if land and building were stated at cost.

	Value at cost
Class of property	06/30/2021	06/30/2020	06/30/2019
Land and buildings	17,937,729	12,549,876	14,330,892

7.8.    Intangible assets

Intangible assets as of June 30, 2021, 2020 and 2019 included the following

	06/30/2021	06/30/2020	06/30/2019
Gross carrying amount	78,019,203	42,832,837	45,848,737
Accumulated amortization	(10,676,841)	(7,499,373)	(6,232,311)
Net carrying amount	67,342,362	35,333,464	39,616,426

Net carrying amount of each class of intangible assets is as follows:

Class	Net carrying amount 06/30/2021	Net carrying amount 06/30/2020	Net carrying amount 06/30/2019
Seed and integrated products	-
HB4 soy and breeding program	27,611,142	7,345,923	6,120,336
Integrated seed products	2,558,220	2,296,955	2,627,946
Crop nutrition	-
Microbiological products	3,996,657	2,503,631	2,208,117
Other intangible assets	-
Trademarks and patents	6,923,256	6,374,782	8,063,648
Software	1,849,041	686,965	994,723
Customer loyalty	19,404,046	16,125,208	19,601,656
RG/RS/OX Wheat	5,000,000	-	-
Total	67,342,362	35,333,464	39,616,426

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

1.	Gross carrying amount as of June 30, 2021 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Additions from business combination	Transfers / Disposals	Foreign currency translation	As of the end of year
Seed and integrated products
HB4 soy and breeding program (1)	7,345,923	20,471,002	-	(205,783)	-	27,611,142
Integrated seed products	2,296,955	-	-	-	261,265	2,558,220
Crop nutrition
Microbiological products	3,867,593	1,791,008	-	(51,716)	430,795	6,037,680
Other intangible assets
Trademarks and patents	8,432,746	4,834	499,329	-	887,262	9,824,171
Software	2,088,929	2,205,796	-	(711,441)	201,309	3,784,593
Customer loyalty	18,800,691	-	2,424,568	-	1,978,138	23,203,397
GLA/ARA safflower (Note 6)	-	2,931,699	-	(2,931,699)	-	-
RG/RS/OX Wheat (Note 6)	-	5,000,000	-	-	-	5,000,000
Total	42,832,837	32,404,339	2,923,897	(3,900,639)	3,758,769	78,019,203

(1) Of the total additions, $18.4 million are associated with Arcadia’s transaction mentioned in Note 6.

2.	Accumulated amortization as of June 30, 2021 is as follows:

	Amortization
Class	Accumulated as of beginning of year	Of the year	Transfers / Disposals	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiological products	1,363,962	523,992	-	153,069	2,041,023
Other intangible assets
Trademarks and patents	2,057,964	626,420	-	216,531	2,900,915
Software	1,401,964	396,207	-	137,381	1,935,552
Customer loyalty	2,675,483	842,363	-	281,505	3,799,351
Total	7,499,373	2,388,982	-	788,486	10,676,841

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

3.	Gross carrying amount as of June 30, 2020 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Disposals	Foreign currency translation	As of the end of year
Seed and integrated products
HB4 soy and breeding program	6,120,336	1,225,587	-	-	7,345,923
Integrated seed products	2,627,946	38,143	-	(369,134)	2,296,955
Crop nutrition
Microbiological products	3,267,200	1,358,315	(286,496)	(471,426)	3,867,593
Other intangible assets
Trademarks and patents	9,810,822	-	-	(1,378,076)	8,432,746
Software	2,149,340	233,434	-	(293,845)	2,088,929
Customer loyalty	21,873,093	-	-	(3,072,402)	18,800,691
Total	45,848,737	2,855,479	(286,496)	(5,584,883)	42,832,837

4.	Accumulated amortization as of June 30, 2020 is as follows:

	Amortization
Class	Accumulated as of beginning of year	Of the period	Disposals	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiological products	1,059,083	471,135	(17,495)	(148,761)	1,363,962
Other intangible assets
Trademarks and patents	1,747,174	556,206	-	(245,416)	2,057,964
Software	1,154,617	399,090	-	(151,743)	1,401,964
Customer loyalty	2,271,437	723,103	-	(319,057)	2,675,483
Total	6,232,311	2,149,534	(17,495)	(864,977)	7,499,373

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

5.	Gross carrying amount as of June 30, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Adjustment of opening net book amount for application of IAS 29	Additions	Disposals	Foreign currency translation	As of the end of year
Seed and integrated products
Soybean HB4	4,927,853	-	1,192,483	-	-	6,120,336
Integrated seed products	-	-	2,627,946	-	-	2,627,946
Crop nutrition
Microbiology products	2,505,864	841,753	41,485	(318,949)	197,047	3,267,200
Other intangible assets
Trademarks and patents	6,278,706	2,986,739	-	-	545,377	9,810,822
Software	1,444,603	438,703	200,600	(40,359)	105,793	2,149,340
Customer loyalty	13,998,289	6,658,894	-	-	1,215,910	21,873,093
Total	29,155,315	10,926,089	4,062,514	(359,308)	2,064,127	45,848,737

6.	Accumulated amortization as of June 30, 2019, is as follows

	Amortization
Class	Accumulated as of beginning of year	Adjustment of opening net book amount for application of IAS 29	Disposals	Of the year	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiology products	383,380	202,791	(20,887)	459,287	34,512	1,059,083
Other intangible assets
Trademarks and patents	704,024	334,919	-	647,101	61,130	1,747,174
Software	495,293	227,264	(40,359)	429,258	43,161	1,154,617
Customer loyalty	915,273	435,389	-	841,273	79,502	2,271,437
Total	2,497,970	1,200,363	(61,246)	2,376,919	218,305	6,232,311

The depreciation charge is included in Notes 8.3 and 8.4.

There are no intangibles assets whose use has been restricted or which have been delivered as a guarantee. The Group has not assumed any commitments to acquire new intangibles.

Estimates

There is an inherent material uncertainty related to Management’s estimation of the ability of the Group to recover the carrying amounts of internally generated intangible assets related to biotechnology projects because it is dependent upon Group`s ability to raise sufficient funds to complete the projects development, the future outcome of the regulatory process, and the timing and amount of the future cash flows generated by the projects, among other future events.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Management’s estimations about the demonstrability of the recognition criteria for these assets and the subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and using reasonable and supportable assumptions in cash flow projections. Therefore, the Consolidated financial statements do not include any adjustments that would result if the Group were unable to recover the carrying amount of the above-mentioned assets through the generation of enough future economic benefits.

7.9.    Goodwill

	06/30/2021	06/30/2020	06/30/2019
Rizobacter Argentina S.A.	22,277,336	20,094,633	23,484,761
Bioceres Crops S.A.	6,003,780	5,432,222	6,319,954
Insumos Agroquímicos S.A.	470,090	-	-
	28,751,206	25,526,855	29,804,715

The Group is required to test whether goodwill has suffered any impairment on an annual basis. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

Rizobacter CGU. This CGU is composed of all revenues collected through Rizobacter from the production and sale of proprietary and third-party products, both in the domestic and international markets. Additionally, Rizobacter generates revenue from the formulation, fragmentation and resale of third-party products.

Among the main groups of products are i) microbiological products (bio-inductors/inoculants, biological fertilizers and bio-controllers); ii) crop and seed protection (treatments, adjuvants, baits, stored grains and seed treatment); and iii) crop nutrition (fertilizers). Packs are generally a combination of a microbiological product (bio-inductors/inoculants) with a crop and seed protection product (treatments).

Bioceres Crops CGU. This CGU is composed of the expected revenues from the commercialization of intensive R&D products that previously were allocated on the equity participation.

Insuagro CGU. This CGU is composed of all revenues collected through Insuagro from the production and sale of proprietary and third-party products, both in the domestic markets.

Management has made the estimates considering the cash flow projections projected by the management and third-party valuation reports on the assets, intangible assets and liabilities assumed. The key assumptions utilized are the following:

Key assumption	Management’s approach
Discount rate

The discount rate used ranges was 15.55% for Rizobacter and Bioceres Crops and 22% for Insuagro.

The weighted average cost of capital ("WACC") rate has been estimated based on the market capital structure. For the cost of debt, the indebtedness cost of the CGUs was used.

For the cost of equity, the discount rate is estimated based on the Capital Asset Pricing Model (CAPM).

The value assigned is consistent with external sources of information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Key assumption	Management’s approach
Budgeted market share of joint ventures and other customers

The projected revenue from the products and services of the CGUs has been estimated by the management based on market penetration data for comparable products and technologies and on future expectations of foreseen economic and market conditions.

The value assigned is consistent with external sources of information.

Budgeted product prices

The prices estimated in the revenue projections are based on current and projected market prices for the products and services of the CGUs

The value assigned is consistent with external sources of information.

Growth rate used to extrapolate future cash flow projections to terminal period	The growth rate used to extrapolate the future cash flow projections to terminal period is 2%. The value assigned is consistent with external sources of information.

Management believes that any reasonably possible change in any of these key assumptions would not cause the aggregate carrying amount of the CGU to exceed its recoverable amount.

The variations in goodwill occurred during the years, besides the addition of Insuagro CGU, correspond to translation differences. There have been no goodwill impairment indicators.

7.10.     Trade and other payables

	06/30/2021	06/30/2020	06/30/2019
Current
Trade creditors	51,389,515	37,139,351	30,489,072
Shareholders and other related parties (Note 17)	52,864	1,031,710	1,796,932
Trade creditors - Parent company (Note 17)	193,718	2,210,308	1,568,036
Trade creditors - Joint ventures and associates (Note 17)	17,669,027	14,409,853	4,805,149
Taxes	2,556,945	2,163,552	1,475,410
Miscellaneous	229,339	335,088	443,895
	72,091,408	57,289,862	40,578,494

The book value is reasonably approximate to the fair value given its short-term nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

7.11.     Borrowings

	06/30/2021	06/30/2020	06/30/2019
Current
Bank overdrafts	32,838	73,362	-
Bank borrowings	33,684,287	47,646,912	52,274,611
Corporate bonds	24,742,752	12,611,940	8,416,768
Trust debt securities	3,470,448	-	-
Net loans payables- Parents companies and related parties to Parents (Note 17)	3,578,921	3,389,521	5,399,883
Subordinated loan	11,276,611	-	-
Finance lease	-	-	385,947
	76,785,857	63,721,735	66,477,209
Non-current
Subordinated loan	-	10,364,045	-
Bank borrowings	4,161,827	3,497,671	16,239,743
Corporate bonds	37,826,641	18,364,894	8,018,884
Net loans payables- Parents companies and related parties to Parents (Note 17)	6,000,000	9,000,000	12,358,024
Finance lease	-	-	462,870
	47,988,468	41,226,610	37,079,521

The carrying value of some borrowings as of June 30, 2021, 2020 and 2019 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	06/30/2021		06/30/2020		06/30/2019
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	33,684,287	32,770,615	47,646,912	43,046,111	52,274,611	52,088,002
Corporate bonds	24,742,752	24,085,087	12,611,940	11,997,981	8,416,768	7,632,806

Non-current
Bank borrowings	4,161,827	3,864,666	3,497,671	3,072,395	16,239,743	14,274.55
Corporate bonds	37,826,641	32,656,097	18,364,894	16,135,876	8,018,884	6,972,332

Net loans payables-Parents companies and related parties to Parents

As of June 30, 2019 financial assets (other receivables from the controlling entities (“Parents”) and related parties to Parents) and liabilities (loans payable to Parents companies) were offset and the net amount was reported in the Statement of Financial Position where the Company currently had a right to offset the recognized amounts, and there was an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

As of June 30, 2021 and 2020, there was no offsets of financial assets and liabilities of the Parents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Parents companies and related parties to Parents	Gross amounts	Gross amounts set off in the Statement of Financial Position	Net amounts presented in the Statement of Financial Position
Current other receivables	15,827,847	(15,827,847)	-
Total current assets	15,827,847	(15,827,847)	-
Current borrowings	(21,227,730)	15,827,847	(5,399,883)
Total current liabilities	(21,227,730)	15,827,847	(5,399,883)
Non-current borrowings	(12,358,024)	-	(12,358,024)
Total non-current liabilities	(12,358,024)	-	(12,358,024)

Corporate bonds

a) Issuance of public corporate bonds (principal market)

We have a global program of corporate bonds (“CB”) in the Argentine principal market for the issuance of Series of CB through public offering up to an amount of $80 million or the equivalent in other currencies. As of June 30, 2021 we have $22.6 million of public corporate public outstanding.

b) Issuance of private corporate bonds

On April 4, 2019, the Group issued class I of guaranteed negotiable obligations, not convertible into shares, for a total nominal value of $16 million due on April 5, 2021.

As of the date of issuance of These financial statements, we have already paid the last installment of the private bonds. The commitments assumed by the Group have been released.

Syndicated loan

In 2017, Rizobacter consummated a $45 million syndicated loan with Banco de Galicia y Buenos Aires S.A. as administrator, together with Banco Santander Río S.A., Banco BBVA Francés S.A., Banco Ciudad de Buenos Aires, Banco Provincia de Córdoba S.A., Banco Hipotecario S.A. and Banco Mariva S.A. acting as lenders.

As of June 30, 2021, we have already paid the last installment of the Syndicated loan. The commitments assumed by the Group have been released.

7.12.     Employee benefits and social security

	06/30/2021	06/30/2020	06/30/2019
Current
Salaries, accrued incentives, vacations and social security	2,341,351	2,960,542	3,044,965
Key management personnel (Note 17)	2,338,727	1,550,050	2,312,253
	4,680,078	4,510,592	5,357,218

Non-current
Key management personnel (Note 17)	-	534,038	-
	-	534,038	-

The book value is reasonably approximate to the fair value given its short-term nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

7.13.     Deferred revenue and advances from customers

	06/30/2021	06/30/2020	06/30/2019
Advances from customers	6,277,313	2,865,437	1,074,463
	6,277,313	2,865,437	1,074,463

The book value is reasonably approximate to the fair value given its short-term nature.

7.14.     Government grants

	06/30/2021	06/30/2020	06/30/2019
At of the beginning of the year	3,605	10,208	33,227
Adjustment of opening net book amount for application of IAS 29	-	-	(27,794)
Received during the year	4,749	32,073	31,785
Currency conversion difference	(5,268)	(13,944)	(10,638)
Released to the statement of profit or loss	(2,302)	(24,732)	(16,372)
At the end of the year	784	3,605	10,208

The Group receives government grants to fund research and development projects, some of which are related to the acquisition of property, plant and equipment while others are related to payment for certain expenses like salaries or inputs. Grants are generally implemented through direct payments to the supplier, delivery of cash or loans at subsidized rates. There are neither unfulfilled conditions nor other contingencies attaching to government grants or government assistance.

7.15.     Provisions

	06/30/2021	06/30/2020	06/30/2019
Provisions for contingencies	449,847	417,396	439,740
	449,847	417,396	439,740

The Group has recorded a provision for probable administrative, judicial and out-of-court proceedings that could arise in the ordinary course of business, based on a prudent criterion according to its professional advisors and on Management’s assessment of the best estimate of the amount of possible claims. These potential claims are not likely to have a material impact on the results of the Group’s operations, its cash flow or financial position.

Management considers that the objective evidence is not enough to determine the date of the eventual cash outflow due to a lack of experience in any similar cases. However, the provision was classified under current or non-current liabilities, applying the best prudent criterion based on Management’s estimates.

There are no expected reimbursements related to the provisions.

The roll forward of the provision is in Note 7.18.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

In order to assess the need for provisions and disclosures in its consolidated financial statements, Management considers the following factors: (i) nature of the claim and potential level of damages in the jurisdiction in which the claim has been brought; (ii) the progress of the eventual case; (iii) the opinions or views of tax and legal advisers; (iv) experience in similar cases; and (v) any decision of the Group`s management as to how it will respond to the eventual claim.

7.16.     Private warrants

	06/30/2021	06/30/2020	06/30/2019
Private warrants	-	1,686,643	2,861,511
	-	1,686,643	2,861,511

Simultaneously with the consummation of the initial public offering (“IPO”), Union consummated the private placement of 5,200,000 private warrants (“Founders warrants”). This issuance was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. Those warrants were purchased by certain of Union initial shareholders. Founders warrants were identical to the warrants included in the units sold in the IPO (Public warrants) having a strike price of $11.50, exercisable in a 5-years period but could be exercised on a cashless basis. Founder warrants were part of the net assets incorporated in the reverse recapitalization, which were recorded as a reduction of the equity amounting to $1,843,175.

Union issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas: (i) 2,500,000 warrants with an strike price of $11.50, that will vest if and when the price of the ordinary shares trades above $15.00 for any twenty (20) trading days within any thirty (30) trading-day period; (ii) 2,500,000 warrants with an strike price of $15.00, which will vest upon issuance; and (iii) 2,500,000 warrants with an strike price of $18.00, which will vest upon issuance. Those warrants (“Bioceres warrants”) could be exercised during a 5-year period on a cashless basis. Bioceres warrants were initially accounted as an equity transaction (distribution to shareholders in accordance to IAS 32), which were recorded as a reduction of equity amounting to $1,589,548. Subsequent changes in the liability were booked in financial results.

Private warrants did not reach the fixed-for-fixed’ condition mentioned in the subsection b) of the Note 4.13. Therefore, they were classified as a financial liability and valued at its fair value applying a simulation model of the share price trajectory under the hypothesis of geometric Brownian motion.

At inception, the fair value of Private warrants using a volatility of 32% (implied volatility of Public warrants), share price of $5.35 and risk-free rate of 2.43%, was $3.4 million. As of June 30, 2019, their fair value using a share price of $5.30 and risk-free rate of 1.7631%, decrease to $2.8 million and the Group recognized a finance gain of $0.6 million. As of June 30, 2020, their fair value using a share price of $6.06 and risk-free rate of 0.29%, decrease to $1.7 million and the Group recognized a finance gain of $1.2 million.

On August 24, 2020, the Company completed an offer to exchange any and all of its 24,200,000 outstanding warrants, for either 0.12 Ordinary Shares (the "Exchange Shares") or $0.45 in cash per Warrant, without interest (the "Cash Consideration", and together with the Exchange Shares, the "Exchange Consideration"), at the election of the holder (the "Offer"). The Offer was made upon the terms and subject to the conditions set forth in the Company's Tender Offer Statement and Schedule 13E-3 Statement on Schedule TO, originally filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on July 27, 2020, as amended and supplemented, and the related letter of election and transmittal and other offer materials.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The Offer provided for a premium to the closing trading price of the Public warrants on July 24, 2020 equal to (a) 321%, in respect of the Cash Consideration, or (b) 482% in respect of the implied value of the Exchange Shares taking into account the closing trading price of the Ordinary Shares on July 24, 2020. The premium offer price allowed for maximum participation of holders in the Offer.

Based on information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, a total of 21,938,774 warrants were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Company accepted for exchange all such Warrants and paid an aggregate amount of approximately $115,062 of the Cash Consideration and issued an aggregate of 2,601,954 Exchange Shares in exchange for the warrants tendered.

Following the Offer, the Company redeemed the 2,261,226 warrants that were not validly tendered or exchanged pursuant to the Offer for $0.405 in cash per warrant. The Company paid an aggregate amount of approximately $915,796 for these warrants.

As a result of the Offer and the redemption of the warrants, the Group recognized a total financial loss of $6.2 million in “Changes in fair value of financial assets or liabilities and other financial results” (Note 8.5) as consequence of the comparison between the fair value as of June 30, 2020 and the total amount paid.

7.17.     Convertible notes

On March 6, 2020, we issued $42.5 million Convertible notes (“Notes”) in a private placement. The Notes will mature on March 6, 2023 unless earlier converted or repurchased. The conversion price of the Notes is $8.00 per share (the “Strike Price”). The Notes are convertible into cash, ordinary shares or a combination of cash and shares at the holders’ option upon maturity or the occurrence of a change of control. At any time prior to maturity, we may elect to convert the Notes into ordinary shares through a mandatory conversion, provided that our free float exceeds $100 million and the share price has traded above the Strike Price for 10 consecutive days.

The Notes are guaranteed by cash flows from Rizobacter’s Brazilian subsidiary and secured by a pledge on Rizobacter’s Argentine subsidiary shares, among others guarantees (see Note 18). The Convertible notes accrue interest payable semi-annually beginning on June 15, 2020 at a rate of 11.5% per year payable in cash or in kind at our option. Payments in kind will be capitalized by adding such interest to the outstanding principal amount of the Notes on each corresponding interest payment date.

Under the terms of the Convertible notes, the Group is in compliance with the following financial ratios:

a)    Net Debt to EBITDA ratio must be less than i) 3.5x for 2020 and 2021, (ii) 3.25x for 2022 and (iii) 3x for 2023, and

b)    EBITDA to interest ratio must be more than 2x

At inception, the fair value of the liability component of the Convertible notes was measured using a discount rate of 12.66%.

The carrying value of Convertible notes as of June 30, 2021 measured at amortized cost does not differ significantly from their fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

7.18.     Changes in allowances and provisions

Item	06/30/2020	Additions	Additions from business combination	Uses and reversals	Currency conversion difference	06/30/2021
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(3,886,832)	(698,741)	(852,926)	284,727	(704,731)	(5,858,503)
Allowance for impairment of related parties	(768)	-		565	203	-
Allowance for obsolescence	(1,107,870)	(643,530)	(8,850)	474,945	172,355	(1,112,950)
Total deducted from assets	(4,995,470)	(1,342,271)	(861,776)	760,237	(532,173)	(6,971,453)

INCLUDED IN LIABILITIES

Provisions for contingencies	(417,396)	(162,321)	-	3,503	126,367	(449,847)

Total included in liabilities	(417,396)	(162,321)	-	3,503	126,367	(449,847)
Total	(5,412,866)	(1,504,592)	(861,776)	763,740	(405,806)	(7,421,300)

Item	06/30/2019	Additions	Uses and reversals	Currency conversion difference	06/30/2020
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(3,360,224)	(1,520,928)	2,115	992,205	(3,886,832)
Allowance for impairment of related parties	(75,596)	(879)	45,516	30,191	(768)
Allowance for obsolescence	(406,818)	(984,207)	6,390	276,765	(1,107,870)
Total deducted from assets	(3,842,638)	(2,506,014)	54,021	1,299,161	(4,995,470)

INCLUDED IN LIABILITIES

Provisions for contingencies	(439,740)	(208,377)	7,852	222,869	(417,396)
Total included in liabilities	(439,740)	(208,377)	7,852	222,869	(417,396)

Total	(4,282,378)	(2,714,391)	61,873	1,522,030	(5,412,866)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Item	06/30/2018	Additions	Uses and reversals	IAS 29	Currency conversion difference	06/30/2019
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(3,212,170)	(654,991)	87,916	1,220,652	(801,631)	(3,360,224)
Allowance for impairment of related parties	(23,126)	(80,913)	12,408	17,396	(1,361)	(75,596)
Allowance for obsolescence	(770,742)	(736,372)	615,467	273,252	211,577	(406,818)
Total deducted from assets	(4,006,038)	(1,472,276)	715,791	1,511,300	(591,415)	(3,842,638)

INCLUDED IN LIABILITIES

Provisions for contingencies	(845,486)	(74,109)	320,941	353,257	(194,343)	(439,740)
Total included in liabilities	(845,486)	(74,109)	320,941	353,257	(194,343)	(439,740)

Total	(4,851,524)	(1,546,385)	1,036,732	1,864,557	(785,758)	(4,282,378)

8.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

8.1.    Revenue from contracts with customers

	06/30/2021	06/30/2020	06/30/2019
Sale of goods and services	204,674,072	170,574,909	159,198,516
Royalties	2,023,548	1,775,790	1,110,463
	206,697,620	172,350,699	160,308,979

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

8.2.    Cost of sales

Item	06/30/2021	06/30/2020	06/30/2019
Inventories as of the beginning of the year	29,338,548	27,322,003	19,366,001
Adjustment of opening net book amount for the application of IAS 29	-	-	4,273,416
Business combination	5,611,918	-	-
Purchases of the year	112,084,246	88,195,797	88,380,452
Production costs	11,169,890	10,998,165	11,558,513
Foreign currency translation	(509,874)	(3,601,829)	(9,291,498)
Subtotal	157,694,728	122,914,136	114,286,884
Inventories as of the end of the year (*)	(39,052,925)	(29,338,548)	(27,322,003)
Cost of sales	118,641,803	93,575,588	86,964,881

(*) Net of agricultural products from HB4 program.

8.3.    R&D classified by nature

Item	Research and development expenses	Research and development expenses	Research and development expenses
	06/30/2021	06/30/2020	06/30/2019
Amortization of intangible assets	1,138,720	1,027,340	1,106,390
Import and export expenses	5,220	17,303	16,360
Depreciation of property, plant and equipment	454,575	97,171	220,849
Freight and haulage	2,335	-	-
Employee benefits and social securities	1,430,277	787,931	541,025
Maintenance	54,551	59,219	56,395
Energy and fuel	44,518	52,614	52,919
Supplies and materials	1,401,869	871,930	1,175,184
Mobility and travel	29,783	70,138	48,308
Professional fees and outsourced services	235,443	94,286	69,110
Professional fees related parties	691,723	821,809	378,273
Office supplies	5,170	9,801	3,796
Information technology expenses	14,531	-	-
Insurance	24,439	5,353	8,593
Depreciation of leased assets	23,286	7,079	-
Impairment of R&D projects	51,716	269,001	-
Miscellaneous	9,499	4,295	12,189
Total	5,617,655	4,195,270	3,689,391

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

8.4.    Expenses classified by nature and function

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2021
Amortization of intangible assets	-	1,250,262	1,250,262
Analysis and storage	23,417	123,168	146,585
Commissions and royalties	971,932	996,636	1,968,568
Import and export expenses	70,783	720,888	791,671
Depreciation of property, plant and equipment	1,274,206	1,319,758	2,593,964
Depreciation of leased assets	159,325	644,709	804,034
Impairment of receivables	-	560,931	560,931
Freight and haulage	488,683	3,894,696	4,383,379
Employee benefits and social securities	4,974,759	14,979,262	19,954,021
Maintenance	632,406	586,614	1,219,020
Energy and fuel	336,812	52,710	389,522
Supplies and materials	516,431	203,250	719,681
Mobility and travel	11,225	940,619	951,844
Publicity and advertising	-	2,518,286	2,518,286
Contingencies	-	158,818	158,818
Share-based incentives	-	1,655,135	1,655,135
Professional fees and outsourced services	787,462	7,668,043	8,455,505
Professional fees related parties	-	157,714	157,714
Office supplies	217,146	463,790	680,936
Insurance	79,272	993,738	1,073,010
Information technology expenses	441	1,347,374	1,347,815
Obsolescence	579,832	-	579,832
Taxes	44,228	6,001,292	6,045,520
Miscellaneous	1,530	364,208	365,738
Total	11,169,890	47,601,901	58,771,791

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2020
Amortization of intangible assets	-	1,122,194	1,122,194
Analysis and storage	46,620	23,851	70,471
Commissions and royalties	1,268,670	553,518	1,822,188
Import and export expenses	190,226	1,321,256	1,511,482
Depreciation of property, plant and equipment	1,170,624	742,341	1,912,965
Depreciation of leased assets	248,948	317,870	566,818
Impairment of receivables	-	1,499,298	1,499,298
Freight and haulage	541,019	3,458,525	3,999,544
Employee benefits and social securities	4,744,240	12,505,277	17,249,517
Maintenance	400,162	530,758	930,920
Energy and fuel	397,253	111,141	508,394
Supplies and materials	321,962	260,126	582,088
Mobility and travel	12,980	1,358,857	1,371,837
Publicity and advertising	-	1,718,572	1,718,572
Contingencies	-	200,525	200,525
Share-based incentives	-	3,428,029	3,428,029
Professional fees and outsourced services	575,566	2,752,852	3,328,418
Professional fees related parties	-	32,816	32,816
Office supplies	2,093	356,906	358,999
Insurance	64,019	295,206	359,225
Information technology expenses	-	917,230	917,230
Obsolescence	977,817	-	977,817
Taxes	28,724	4,656,318	4,685,042
Miscellaneous	7,242	181,562	188,804
Total	10,998,165	38,345,028	49,343,193

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2019
Amortization of intangible assets	-	1,270,529	1,270,529
Analysis and storage	5,811	905	6,716
Commissions and royalties	751,972	489,301	1,241,273
Bank expenses and commissions	-	30,784	30,784
Import and export expenses	95,111	1,396,636	1,491,747
Depreciation of property, plant and equipment	1,164,810	1,064,597	2,229,407
Impairment of receivables	-	686,985	686,985
Freight and haulage	1,433,867	2,662,715	4,096,582
Employee benefits and social securities	5,313,211	12,969,653	18,282,864
Maintenance	501,699	532,648	1,034,347
Energy and fuel	568,848	195,449	764,297
Supplies and materials	275,378	214,513	489,891
Mobility and travel	12,097	1,306,067	1,318,164
Publicity and advertising	-	1,709,552	1,709,552
Contingencies	-	67,417	67,417
Professional fees and outsourced services	681,790	7,346,607	8,028,397
Professional fees related parties	-	401,005	401,005
Office supplies	31,394	352,167	383,561
Insurance	105,302	802,352	907,654
Information technology expenses	-	709,539	709,539
Obsolescence	564,873	-	564,873
Taxes	37,388	4,821,136	4,858,524
Miscellaneous	14,962	213,243	228,205
Total	11,558,513	39,243,800	50,802,313

8.5.    Finance results

	06/30/2021	06/30/2020	06/30/2019
Financial costs
Interest expenses with the Parents (Note 17)	(1,219,776)	(1,861,774)	(1,386,288)
Interest expenses	(17,702,770)	(17,535,324)	(20,450,254)
Financial commissions	(2,317,690)	(1,483,428)	(1,578,292)
	(21,240,236)	(20,880,526)	(23,414,834)
Other financial results
Exchange differences generated by assets	22,161,855	30,194,601	48,355,784
Exchange differences generated by liabilities	(35,541,048)	(50,815,215)	(66,200,973)
Changes in fair value of financial assets or liabilities and other financial results	(5,057,589)	(418,186)	(540,589)
Gain from cancellation of purchase option	-	-	6,582,849
Share-based payment cost of listing shares	-	-	(20,893,789)
Net gain of inflation effect on monetary items	11,824,678	9,216,684	14,653,335
	(6,612,104)	(11,822,116)	(18,043,383)

Total net financial results	(27,852,340)	(32,702,642)	(41,458,217)

Profit from translation effects on Argentine Peso denominated loans held by Rizobacter accounted in Other comprehensive income or loss amounted to $6.7 million, $3.6 million, and $1.2 million in the years ended June 30, 2021, 2020 and 2019, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

9.    TAXATION

Tax reform in Argentina

In December 2019, the Argentine Government promulgated Law 27,541. It provided that the tax rate reduction established by Law 27,430 (reduction of the income tax rate from 35% to 30% for fiscal periods beginning from January 1, 2018 until December 31, 2019, and 25% for fiscal periods beginning on or after January 1, 2020, inclusive) be suspended until the fiscal years beginning on or after January 1, 2021. Thus, the tax rate of 30% was maintained. Law 27,541 also provided that, for the first and second financial years starting on or after 1 January 2019, one-sixth of the inflation adjustment (provided by Law 27.420) will be computed in the fiscal year of the adjustment calculation and the remaining five-sixths in equal parts in the five tax periods immediately following.

In June 2021, the Argentine Government approved a corporate income tax reform replacing the 30% fixed rate in force with a progressive tax rate. Depending on the amount of a corporation’s accumulated net taxable income, the reform could result in an increase or decrease in the corporate income tax rate.

Under the progressive corporate income tax, a 25% tax rate will apply on net taxable income for accumulated net taxable income up to AR$5 million. For accumulated net taxable income from AR$5 million to AR$50 million, the progressive scale will apply a 30% tax rate. Finally, for accumulated net taxable income exceeding AR$50 million the progressive scale will apply a 35% tax rate.

The reform also extends the 7% withholding tax on dividends for tax years beginning 1 January 2021 and thereafter.

Given inflation that is expected in 2021, the Group has determined the income tax considering the application of the inflation adjustment for income tax in Argentina.

The balances of income tax and minimum presumed income tax recoverable and payable are as follows:

	06/30/2021	06/30/2020	06/30/2019
Current assets
Income tax	990,881	112,220	1,263,795
	990,881	112,220	1,263,795
Non-current assets
Income tax	10,105	2,653	-
Minimum presumed income tax	2,484	3,376	1,184
	12,589	6,029	1,184

	06/30/2021	06/30/2020	06/30/2019
Liabilities
Income tax	7,452,891	1,556,715	142,028
	7,452,891	1,556,715	142,028

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The roll forward of deferred tax assets and liabilities as of June 30, 2021, 2020 and 2019 is as follows:

Deferred tax assets	06/30/2021	06/30/2020	06/30/2019
Tax Loss-Carry Forward	3,226,305	2,362,657	2,663,813
Changes in fair value of financial assets or liabilities	89,574	41,183	32,062
Trade receivables	609,913	1,068,054	374,425
Royalties	485,426	245,140	-
Right-of-use leased asset	-	5,424	-
Government grants	-	-	2,649
Others	1,552,370	813,294	670,760
Total deferred tax assets	5,963,588	4,535,752	3,743,709

Deferred tax liabilities	06/30/2021	06/30/2020	06/30/2019

Intangible assets	(10,624,621)	(6,839,112)	(9,458,239)
Property, plant and equipment depreciation	(12,632,296)	(9,365,882)	(9,618,648)
Borrowings	-	(7,930)	(13,170)
Inflation tax adjustment	(2,682,172)	(2,032,078)	(1,706,092)
Allowances	(78,076)	(209,490)	(152,159)
Inventories	(1,821,524)	(237,258)	(153,563)
Biological assets	(229,296)	-	-
Government grants	(3,179)	(3,939)	-
Others financial assets	(276,800)	-	-
Right-of-use leased asset	(32,651)	-	-
Others	(4,098)	(4,993)	-
Total deferred tax liabilities	(28,384,713)	(18,700,682)	(21,101,871)

Net deferred tax	(22,421,125)	(14,164,930)	(17,358,162)

The roll forward of deferred tax assets and liabilities as of June 30, 2021, 2020 and 2019 are as follows:

Deferred tax assets	Balance 06/30/2020	Additions for business combination	Income tax provision	Transfer from deferred tax liabilities	Charge to OCI	Conversion difference	Balance 06/30/2021
Tax Loss-Carry Forward	2,362,657	-	982,329	-	-	(118,681)	3,226,305
Changes in fair value of financial assets or liabilities	41,183	-	51,037	-	-	(2,646)	89,574
Trade receivables	1,068,054	-	138,438	-	-	(596,579)	609,913
Royalties	245,140	-	214,493	-	-	25,793	485,426
Right-of-use leased asset	5,424	-	(38,793)	32,651	-	718	-
Others	813,294	370,556	(427,433)	-	-	795,953	1,552,370
Total deferred tax assets	4,535,752	370,556	920,071	32,651	-	104,558	5,963,588

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Deferred tax liabilities	Balance 06/30/2020	Additions for business combination	Income tax provision	Transfer from deferred tax assets	Charge to OCI	Conversion difference	Balance 06/30/2021
Intangible assets	(6,839,112)	(882,434)	(2,188,663)	-	-	(714,412)	(10,624,621)
Property, plant and equipment depreciation	(9,365,882)	(537,922)	(357,614)	-	(1,388,022)	(982,856)	(12,632,296)
Borrowings	(7,930)	-	8,797	-	-	(867)	-
Inflation tax adjustment	(2,032,078)	73,755	(527,654)	-	-	(196,195)	(2,682,172)
Allowances	(209,490)	201,969	(46,622)	-	-	(23,933)	(78,076)
Inventories	(237,258)	(3,546)	(1,561,687)	-	-	(19,033)	(1,821,524)
Biological assets	-	-	(229,296)	-	-	-	(229,296)
Government grants	(3,939)	-	1,174	-	-	(414)	(3,179)
Others financial assets	-	-	(277,841)	-	-	1,041	(276,800)
Right-of-use leased asset	-	-	-	(32,651)	-	-	(32,651)
Others	(4,993)	-	1,423	-	-	(528)	(4,098)
Total deferred tax liabilities	(18,700,682)	(1,148,178)	(5,177,983)	(32,651)	(1,388,022)	(1,937,197)	(28,384,713)

Net deferred tax	(14,164,930)	(777,622)	(4,257,912)	-	(1,388,022)	(1,832,639)	(22,421,125)

Deferred tax assets	Balance 06/30/2019	Income tax provision	Transfer from deferred tax liabilities	Charge to OCI	Conversion difference	Balance 06/30/2020
Tax Loss-Carry Forward	2,663,813	(133,346)	-	-	(167,810)	2,362,657
Changes in fair value of financial assets or liabilities	32,062	20,222	-	-	(11,101)	41,183
Trade receivables	374,425	764,707	-	-	(71,078)	1,068,054
Goverment grants	2,649	(6,216)	3,939	-	(372)	-
Royalties	-	245,140	-	-	-	245,140
Right-of-use leased asset	-	5,676	-	-	(252)	5,424
Others	670,760	263,407	-	-	(120,873)	813,294
Total deferred tax assets	3,743,709	1,159,590	3,939	-	(371,486)	4,535,752

Deferred tax liabilities	Balance 06/30/2019	Income tax provision	Transfer from deferred tax assets	Charge to OCI	Conversion difference	Balance 06/30/2020
Intangible assets	(9,458,239)	1,469,311	-	-	1,149,816	(6,839,112)
Property, plant and equipment depreciation	(9,618,648)	45,028	-	(1,133,228)	1,340,966	(9,365,882)
Borrowings	(13,170)	3,548	-	-	1,692	(7,930)
Inflation tax adjustment	(1,706,092)	(589,811)	-	-	263,825	(2,032,078)
Allowances	(152,159)	(84,515)	-	-	27,184	(209,490)
Inventories	(153,563)	(110,152)	-	-	26,457	(237,258)
Goverment grants	-	-	(3,939)	-	-	(3,939)
Others	-	(4,993)	-	-	-	(4,993)
Total deferred tax liabilities	(21,101,871)	728,416	(3,939)	(1,133,228)	2,809,940	(18,700,682)

Net deferred tax	(17,358,162)	1,888,006	-	(1,133,228)	2,438,454	(14,164,930)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Deferred tax assets	Balance 06/30/2018	Acquisition of control of Semya S.A.	Income tax provision	Transfer from deferred tax liabilities	Charge to OCI	Conversion difference	Balance 06/30/2019
Tax Loss-Carry Forward	3,638,269	113,289	(1,306,198)	-	-	218,453	2,663,813
Changes in fair value of financial assets or liabilities	35,944	25,868	(33,200)	-	-	3,450	32,062
Trade receivables	462,756	-	(114,765)	-	-	26,434	374,425
Allowances	370,930	-	(555,679)	152,159	-	32,590	-
Inventories	710,391	-	(119,316)	153,563	-	(744,638)	-
Intangible assets	15,098	(482,387)	(22,467)	476,174	-	13,582	-
Goverment grants	9,360	-	(7,262)	-	-	551	2,649
Others	359,073	-	290,552	-	-	21,135	670,760
Total deferred tax assets	5,601,821	(343,230)	(1,868,335)	781,896	-	(428,443)	3,743,709

Deferred tax liabilities	Balance 06/30/2018	Adquisition of control of Semya S.A.	Income tax provision	Transfer from deferred tax assets	Charge to OCI	Conversion difference	Balance 06/30/2019
Intangible assets	(5,071,808)	-	(937,962)	(476,174)	-	(2,972,295)	(9,458,239)
Property, plant and equipment depreciation	(8,497,756)	-	(335,077)	-	576,453	(1,362,268)	(9,618,648)
Borrowings	(19,372)	-	7,342	-	-	(1,140)	(13,170)
Contingencies	(2,709)	-	2,869	-	-	(160)	-
Inflation tax adjustment	-	-	(1,706,092)	-	-	-	(1,706,092)
Allowances	-	-	-	(152,159)	-	-	(152,159)
Inventories	-	-	-	(153,563)	-	-	(153,563)
Others	(297)	-	314	-	-	(17)	-
Total deferred tax liabilities	(13,591,942)	-	(2,968,606)	(781,896)	576,453	(4,335,880)	(21,101,871)

Net deferred tax	(7,990,121)	(343,230)	(4,836,941)	-	576,453	(4,764,323)	(17,358,162)

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Group’s Argentine subsidiaries are the most significant source of profit or loss before tax, the following reconciliation has been prepared using the Argentine statutory tax rate:

	06/30/2021	06/30/2020	06/30/2019
Loss before income tax-rate 0%	(17,127,991)	(205,022)	(21,669,882)
Earnings before income tax-rate 21%	(2,046,392)	828,074	1,264
Earnings before income tax-rate 30%	29,704,931	5,820,286	12,296,011
Earnings (Loss) before income tax-rate	10,530,548	6,443,338	(9,372,607)
Income tax expense by applying tax rate to profit (loss) before tax	(8,481,737)	(1,919,981)	(3,689,069)
Share of profit or loss of subsidiaries, joint ventures and associates	274,877	847,512	(44,721)
Stock options charge	(58,248)	(298,222)	78,681
Rate change adjustment	(1,780,962)	(144,660)	(54,735)
Non-deductible expenses	(365,350)	(84,128)	(254,201)
Untaxed gains	557,911	-	-
Representation expenses	-	(36,691)	(136,614)
Foreign investment coverage	390,170	551,968	233,634
Tax provision adjustments	476,890	307,944	-
Tax inflation adjustment	(2,182,988)	(1,174,964)	(941,734)
Result of inflation effect on monetary items and other finance results	(3,181,733)	(255,488)	(2,177,525)
Income tax expenses	(14,351,170)	(2,206,710)	(6,986,284)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The Group did not recognize deferred income tax liabilities of $ 2,497,033, $1,052,022 and $44,721, as of June 30, 2021, 2020 and 2019, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability. Principal statutory taxes rates in the countries where the Group operates for all of the years presented are:

	Income tax rate
Tax jurisdiction	2021	2020	2019
Argentina	25% - 35%	30%	30%
Cayman Island	0%	0%	0%
Paraguay	10%	10%	10%
Uruguay	25%	25%	25%
France	28%	28%	28%
Brazil	34%	34%	34%
United State of America	21%	21%	21%

	06/30/2021	06/30/2020	06/30/2019
Current tax expense	(10,093,258)	(4,094,716)	(2,149,343)
Deferred tax	(4,257,912)	1,888,006	(4,836,941)
Total	(14,351,170)	(2,206,710)	(6,986,284)

The charge for income tax charged directly to profit or loss and the amount and expiry date of carry forward tax losses as of June 30, 2021 are as follows:

Fiscal year	Tax-Loss Carry forward	Tax-Loss Carry forward	Prescription	Tax jurisdiction
2017	186,545	55,261	2022	Argentina
2018	168,888	49,976	2023	Argentina
2019	206,082	51,520	2024	Argentina
2019	4,258,576	894,301	2039	United States of America
2020	1,094,530	273,633	2025	Argentina
2020	2,845,571	597,570	2040	United States of America
2021	2,961,583	826,643	2026	Argentina
2021	2,161,267	453,866	2041	United States of America
Total	13,883,042	3,202,770

The amount of tax losses for the fiscal year ended on June 30, 2021 is an estimate of the amount to be presented in the tax return.

The amount and expiry date of unused tax credits of Argentina minimum presumed income tax as of June 30, 2020 is as follows:

Fiscal year	Amount	Prescription
2014	474	2024
2015	1,003	2025
2016	1,007	2026
Total	2,484

Estimates

There is an inherent material uncertainty related to Management’s estimation of the ability of the Group to use the deferred tax assets (both carryforward of unused tax losses and deductible temporary differences) and the credit of minimum presumed income tax because their future utilization depends on the generation of enough future taxable income by the entities within the Group during the periods in which those temporary differences are deductible or when the unused tax losses can be used.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Based on the projections of future taxable income for the periods in which the deferred tax assets are deductible, the Group’s management estimates that, except for the part of deferred tax asset that were unrecognized, it is probable that the entities within the Group can utilize those deferred tax assets, which depends, among other factors, on the success of the current projects of agricultural biotechnology, the future market price of commodities and the market share of the entities within the Group.

The estimates of Management about the demonstrability of the recognition criteria for these deferred tax assets and their subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and the use of reasonable and supportable assumptions in the projections of future taxable income. Therefore, the Consolidated financial statements do not include adjustments that could result if the entities within the Group would not be able to recover the deferred tax assets through the generation of enough future taxable income.

10.     EARNING PER SHARE

	06/30/2021	06/30/2020	06/30/2019
Numerator
(Loss) profit for the year (basic EPS)	(6,870,163)	3,359,175	(18,369,045)
(Loss) profit for the year (diluted EPS)	(6,870,163)	3,359,175	(18,369,045)
Denominator
Weighted average number of shares (basic EPS)	39,218,632	36,120,447	30,478,390
Weighted average number of shares (diluted EPS)	39,218,632	36,416,988	30,478,390

Basic (loss) gain attributable to ordinary equity holders of the parent	(0.1752)	0.0930	(0.6027)
Diluted (loss) gain attributable to ordinary equity holders of the parent	(0.1752)	0.0922	(0.6027)

The 27,116,174 shares issued to Bioceres LLC on March 14, 2019, in exchange for its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas, together with the 119,443 shared issued to exercise the Bioceres Semillas’ tag along and the 862,500 shares received by Bioceres LLC from the original founders of Union Acquisition Corp., were considered retrospectively in the EPS calculations. The denominators used in the EPS calculation assume those events have occurred at the beginning of the earliest period presented.

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has three categories of dilutive potential shares, warrants, share-based incentives, and Convertible notes.

For the year ended June 30, 2021 and 2019 diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

Warrants outstanding were not included in the diluted EPS calculations for the years ended June 30, 2020 because the average market price of ordinary shares during the periods did not exceed the exercise price of the warrants. However, on August 24, 2020, the Company completed an offer to exchange any and all of its 24,200,000 outstanding warrants and consistently issued 2,601,954 shares in exchange for the warrants tendered. See Note 7.16.

Convertible notes outstanding were not included in the diluted EPS calculations for the year ended June 30, 2020 because its interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The stock options were included in the diluted EPS calculation for the year ended June 30, 2020 only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option. See Note 19.

11.     INFORMATION ABOUT COMPONENTS OF EQUITY

Reverse recapitalization

The merger mentioned in Note 1, was reflected as a reverse recapitalization (capital transaction) equivalent to the issuance of shares by the private company (Bioceres) for the net monetary assets of the public shell company (Union). The difference in the fair value of equity instruments retained by UAC’s former shareholders (shares and public warrants) over the value of the net monetary assets incorporated represents a service for listing the shares and it should be accounted as a shared based payment in accordance to IFRS 2. The cost of the service was recognized as an expense in the line “Share based payment cost of listing shares” for an amount of $20.9 million.

On February 27, 2019, Union held an Extraordinary General Meeting of Shareholders, whereby holders voted in favor of the merger with Bioceres and converted 11,500,000 rights into 1,150,000 Union shares. In connection with this vote, the holders of 11,376,836 ordinary shares of UAC exercised their right to redeem their shares and collected a total amount of $117,005,196. Net process from the trust account was incorporated to the Group for a total amount of $1,083,840.

The fair value of the shares retained by UAC former shareholders was calculated based on the UAC share price as of the day of the transaction ($5.35).

Immediately following the merger, the Rizobacter Call Option was exercised. For the tranche of 9.99% (that was previously accounted as financial liability) consideration of the payment was in $1,265,000 in cash and in the form of UAC shares, pursuant to which 1,334,047 ordinary shares were issued. The difference between the fair value of the consideration paid and the financial liability was recognized in financial results as “Gain for cancellation of purchase option”.

For the tranche of an additional 20%, consideration of the payment was in the form of UAC shares, pursuant to which 3,402,688 ordinary shares were issued. The adjustment in the non-controlling interest was recorded as an equity transaction. After the Rizobacter Call Option was exercised, the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter.

The Group has recognized the contribution of assets and liabilities made by the shareholders (Parent company investment), until the merger was consummated, as a share premium.

Capital issued

The 27,116,174 shares issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas, together with the 119,443 shares issued to exercise the Bioceres Semillas’ tag-along and the 862,500 shares received by Bioceres LLC from the original founders of Union, were considered retrospectively in issued capital based on the assumption of those events have occurred at the beginning of the earliest period presented.

On August 24, 2020, as consequence of the warrants tender offer, we issued 2,601,954 shares in exchange for the warrants tendered. See Note 7.16

On November 12, 2020, we issued 1,875,000 shares in exchange for the acquisition of assets from Arcadia. See Note 6.

In the last quarter of the fiscal year 2021, we issued 971,072 shares in reference to the share-based incentives. See Note 19.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

As of June 30, 2021, we have repurchased 464,455 of our own shares and, (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 41,104,087 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) $49.1 million of Convertible notes, and (vi) 2,032,092 ordinary shares reserved for our equity compensation plans.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

Convertible notes

Convertibles notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity consideration was included in the “Convertible instruments” column. See Note 7.17

Non-controlling interests

The subsidiary whose non-controlling interest is significant as of June 30, 2021, 2020 and 2019 is:

Name	06/30/2021	06/30/2020	06/30/2019
Rizobacter Argentina S.A.	20%	20%	20%
Insumos Agroquimicos S.A.	49.9%	-	-

Below is a detail of the summarized financial information of Rizobacter and Insuagro, prepared in accordance with IFRS, and modified due to fair value adjustments at the acquisition date and differences in accounting policies. The information is presented prior to eliminations between that subsidiary and other Group companies.

Rizobacter

Summary financial statements:

	06/30/2021	06/30/2020	06/30/2019
Current assets	175,827,504	148,256,827	115,546,951
Non-current assets	59,868,513	49,843,457	47,418,450
Total assets	235,696,017	198,100,284	162,965,401

Current liabilities	119,966,445	129,838,941	100,590,919
Non-current liabilities	57,480,984	32,935,399	34,788,705
Total liabilities	177,447,429	162,774,340	135,379,624

Equity attributable to controlling interest	58,246,057	35,324,227	27,584,666
Equity attributable to non-controlling interest	2,531	1,717	1,111
Total equity	58,248,588	35,325,944	27,585,777

Total liabilities and equity	235,696,017	198,100,284	162,965,401

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Summary statements of comprehensive income or loss

	06/30/2021	06/30/2021	06/30/2019
Revenues	189,749,478	162,404,866	156,741,933
Initial recognition and changes in the fair value of biological assets	1,552,746	716,741	-
Cost of sales	(106,636,141)	(86,533,561)	(85,287,771)
Gross margin	84,666,083	76,588,046	71,454,162

Research and development expenses	(3,208,904)	(2,689,468)	(2,367,727)
Selling, general and administrative expenses	(37,500,952)	(36,103,289)	(31,316,843)
Share of profit or loss of joint ventures and associates	481,442	1,960,549	1,071,297
Other income	507,246	(380,871)	286,626
Operating profit	44,944,915	39,374,967	39,127,515

Financial results	(11,032,748)	(30,014,131)	(24,650,359)
Profit before taxes	33,912,167	9,360,836	14,477,156

Income tax expense	(14,141,515)	(3,830,106)	(7,729,300)
Result for the year	19,770,652	5,530,730	6,747,856

Exchange differences on translation of foreign operations	1,704,590	1,281,974	17,197
Revaluation of property, plant and equipment, net of tax	(2,682,457)	3,921,091	(1,347,124)
Total comprehensive result	18,792,785	10,733,795	5,417,929

There were no dividends paid to Rizobacter non-controlling interest (NCI) in the years ended June 30, 2021, 2020 and 2019.

Insuagro

Summary statements of comprehensive income or loss (1)

06/30/2021
Revenues	7,600,041
Cost of sales	(5,886,326)
Gross margin	1,713,715

Selling, general and administrative expenses	(1,065,147)
Other income or expenses, net	18,305
Operating profit	666,873

Financial results	(961,635)
Loss before tax	(294,762)
Income tax	127,876
Loss for the period	(166,886)

Exchange differences on translation of foreign operations	180,519
Total comprehensive result	13,633

(1) Results from 9th April 2021, the date of the acquisition of Insuagro. See note 6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

12.	CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	06/30/2021	06/30/2020	06/30/2019
Investment activities
Settlement of liability with loan to joint venture (1)	-	-	6,964,101
Net assets acquisition by business combination (2) (Note 6)	6,612,410	-	-
Settlement of receivables through PPE contribution	2,164,156	-	-
Investment in-kind in other related parties (Note 17)	714,359	476,292	463,511
Arcadia asset acquisition financed by debt (Note 6)	7,637,972	-	-
Arcadia asset acquisition through issuance of capital (Note 6)	15,000,000	-	-
Non-monetary contributions in joint ventures and associates (Note 13)	2,931,699	250,000	94,355
	35,060,596	726,292	7,521,967

	06/30/2021	06/30/2020	06/30/2019
Financing activities
Purchase option paid by a parent loan	-	-	(1,265,000)
Consideration for acquisition	(2,625,335)		-
Parent company investment	-	-	(14,558,347)
Capitalization of financial debt	-	-	13,720,000
Reverse recapitalization	-	-	(3,688,963)
Net assets incorporated of Semya (3)	-	-	7,369,168
Acquisition of control of Semya	-	-	(3,684,585)
	(2,625,335)	-	(2,107,727)

(1) Offset of trade receivables and other payables with Synertech.

(2) The Group has incorporated the following assets and liabilities from Insuagro (see Note 6).

Balance sheet as of March 31, 2021	Total
Current assets
Cash and equivalents	555,804
Other current assets	24,981,656
Non-current assets
Deferred tax	106,952
Other financial assets	719,772
Intangibles	2,923,897
Property, plant and equipment	1,952,045
Total assets	31,240,126

Current liabilities
Trade payables and other payables	17,814,395
Borrowings	5,749,928
Deferred tax	884,574
Non-current liabilities
Borrowings	178,820
Total liabilities	24,627,717

Total equity	6,612,409

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

(3) As a result of the Share purchase agreement between Bioceres Crop Solutions and Bioceres S.A. (see Note 6), the Group incorporated the following assets and liabilities:

Balance sheet as of May 31, 2019	Total
Current assets	67,924
Non-current assets
Tax credits	253,655
Intangibles	2,147,199
Goodwill	5,836,268
Total assets	8,305,046

Current liabilities
Trade payables	273,442
Borrowings	114,568
Non-current liabilities
Deferred tax	547,868
Total liabilities	935,878

Total equity	7,369,168

Disclosure of changes in liabilities arising from financing activities:

	Financing activities
	Borrowings	Consideration for acquisitions	Convertible notes	Total
As of June 30, 2018	91,017,133	22,874,609	-	113,891,742
Proceeds from borrowings	88,693,632	-	-	88,693,632
Decrease bank overdraft and other short-term borrowings	(4,968,813)	-	-	(4,968,813)
Payments	(83,777,814)	(7,140,000)	-	(90,917,814)
Capitalization of financial debt	-	(13,720,000)	-	(13,720,000)
Interest payment	(20,167,101)	-	-	(20,167,101)
Exchange differences and currency translation differences	32,759,693	1,264,656	-	34,024,349
As of June 30, 2019	103,556,730	3,279,265	-	106,835,995

	Financing activities
	Borrowings	Consideration for acquisitions	Convertible notes	Total
As of June 30, 2019	103,556,730	3,279,265	-	106,835,995
Proceeds	93,273,502	-	42,075,000	135,348,502
Decrease bank overdraft and other short-term borrowings	(2,331,974)	-	-	(2,331,974)
Payments	(76,846,934)	(2,937,500)		(79,784,434)
Interest payment	(21,533,187)	-	-	(21,533,187)
Exchange differences, currency translation differences and other financial results	8,830,208	110,889	954,834	9,895,931
As of June 30, 2020	104,948,345	452,654	43,029,834	148,430,833

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

	Financing activities
	Borrowings	Consideration for acquisition	Convertible notes	Total
As of June 30, 2020	104,948,345	452,654	43,029,834	148,430,833
Proceeds	143,499,367	-	-	143,499,367
Decrease bank overdraft and other short-term borrowings	(3,442,491)	-	-	(3,442,491)
Payments	(113,100,032)	-	-	(113,100,032)
Financing for assets acquisitions	-	11,214,929		11,214,929
Debt incorporated by business combination	5,928,748			5,928,748
Interest payment	(12,923,745)	-	-	(12,923,745)
Exchange differences, currency translation differences and other financial results	(135,867)	122,950	5,634,178	5,621,261
As of June 30, 2021	124,774,325	11,790,533	48,664,012	185,228,870

13.     JOINT VENTURES AND ASSOCIATES

	06/30/2021	06/30/2020	06/30/2019
Assets
Synertech Industrias S.A.	27,572,597	24,619,773	25,297,376
Indrasa Biotecnología S.A.	54,957	33,019	23,652
Alfalfa Technologies S.R.L.	97,920	-	-
Moolec Science Limited (Note 6)	2,931,699	-	-
	30,657,173	24,652,792	25,321,028

	06/30/2021	06/30/2020	06/30/2019
Liabilities
Trigall Genetics S.A.	1,278,250	1,548,829	1,970,903
	1,278,250	1,548,829	1,970,903

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Changes in joint ventures investments and affiliates:

	06/30/2021	06/30/2020	06/30/2019
As of the beginning of the year	23,103,963	23,350,125	17,059,757
Adjustment of opening net book amount for the application of IAS 29	-	-	8,328,794
Monetary contributions	101,883	-	129,340
Non-monetary contributions (Note 6)	2,931,699	250,000	94,355
Parent company investment	-	-	294,041
Loss of control of Indrasa Biotecnología S.A.	-	-	10,591
Acquisition of control of Semya S.A.	-	-	(3,684,585)
Revaluation of property, plant and equipment	(413,618)	521,406	94,009
Foreign currency translation	2,657,567	(3,494,761)	11,337
Share of profit or loss	997,429	2,477,193	1,012,486
As of the end of the year	29,378,923	23,103,963	23,350,125

Share of profit or loss of joint ventures and affiliates:

	06/30/2021	06/30/2020	06/30/2019
Trigall Genetics S.A.	270,579	171,502	(2,647)
Bioceres Crops S.A.	-	-	(22,895)
Synertech Industrias S.A.	708,550	2,294,332	1,034,818
Indrasa Biotecnología S.A.	18,300	11,359	3,210
	997,429	2,477,193	1,012,486

There are no significant restrictions on the ability of the joint ventures and affiliates to transfer funds to the Group for cash dividends, or to repay loans or advances made by the Group, except for the legal obligation to establish a legal reserve for 5% of the profit for the year until reaching 20% of the capital.

Summarized financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) in relation to the joint ventures is presented below:

	Trigall Genetics
Summarised balance sheet	06/30/2021	06/30/2020	06/30/2019
Current assets
Cash and cash equivalents	13,798	1,331	13,114
Other current assets	1,949,590	1,024,793	323,265
Total current assets	1,963,388	1,026,124	336,379
Non-current assets
Intangible assests	13,335,653	11,776,705	10,214,575
Total non-current assets	13,335,653	11,776,705	10,214,575
Current liabilities
Financial liabilities	-	-	9,476,272
Other current liabilities	1,257,070	869,700	1,016,083
Total current liabilities	1,257,070	869,700	10,492,355

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

	Trigall Genetics
Summarised balance sheet	06/30/2021	06/30/2020	06/30/2019
Non-current liabilities
Financial liabilities	12,184,030	10,831,048	-
Other non- current liabilities	1,000,774	831,685	460,268
Total non-current liabilities	13,184,804	11,662,733	460,268
Net assets	857,167	270,396	(401,669)

	Trigall Genetics
Summarised statements of comprenhensive income	06/30/2021	06/30/2020	06/30/2019
Revenue	1,110,303	799,625	367,646
Finance income	22,470	79,442	54,003
Finance expense	(3,586)	(1,863)	(16,145)
Depreciation and amortization	-	-	-
Profit (loss) of the year	586,773	172,670	(33,195)
Other comprenhensive income	-	-	-
Total comprenhensive income (loss)	586,773	172,670	(33,195)

	Synertech
Summarised balance sheet	06/30/2021	06/30/2020	06/30/2019
Current assets
Cash and cash equivalents	540,149	18,251	40,634
Other current assets	17,274,878	17,983,868	5,709,650
Total current assets	17,815,027	18,002,119	5,750,284
Non-current assets
Property,plan and equipment	13,422,832	14,168,459	15,046,903
Other non- current assets	39,171		-
Total non-current assets	13,462,003	14,168,459	15,046,903
Current liabilities
Financial liabilities	1,346,327	5,484,866	921,703
Other current liabilities	6,807,330	4,719,276	4,595,906
Total current liabilities	8,153,657	10,204,142	5,517,609
Non-current liabilities
Financial liabilities	331,306	2,783,951	-
Other non- current liabilities	4,119,471	2,554,905	3,974,975
Total non-current liabilities	4,450,777	5,338,856	3,974,975
Net assets	18,672,596	16,627,580	11,304,603

	Synertech
Summarised statements of comprenhensive income	06/30/2021	06/30/2020	06/30/2019
Revenue	23,759,744	21,501,725	18,305,953
Finance income	5,584,007	3,805,655	2,434,610
Finance expense	(6,283,955)	(6,666,508)	(6,193,963)
Depreciation and amortization	(39,171)	(1,076,699)	(1,074,552)
Profit of the year	1,776,244	5,099,852	2,278,859
Other comprenhensive (loss) income	(827,236)	1,042,811	334,403
Total comprenhensive income	949,008	6,142,663	2,613,262

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

14.     SEGMENT INFORMATION

The Group is organized into three main operating segments:

-       Seed and integrated products

The seed and integrated products segment focuses mainly on the development and commercialization of seed technologies and products that increase yield per hectare, with a focus on the provision of seed technologies integrated with crop protection and crop nutrition products designed to control weeds, insects or diseases, to increase their quality characteristics, to improve nutritional value and other benefits. The segment focuses on the commercialization of integrated products that combine three complementary components biotechnological events, germplasm and seed treatments—in order to increase crop productivity and create value for customers. While each component can increase yield independently, through an integrated technology strategy the segment offers products that complement and integrate with each other to generate higher yields in crops.

Currently the segment generates revenue from ordinary activities through the sale of seeds, integrated packs, royalties and licenses charged to third parties, among others.

-       Crop protection

The crop protection segment mainly includes the development, production and marketing of adjuvants, insecticides and fungicides. The adjuvants are used in mixtures to facilitate greater efficiency of the products to be applied (such as fertilizers and agrochemicals). Insecticides and fungicides can significantly reduce disease or insect problems during the germination period.

The segment currently generates revenue from ordinary activities through the sale of adjuvants, insecticides, fungicides and baits, among others.

-       Crop nutrition

The crop nutrition segment focuses mainly on the development, production and commercialization of inoculants that allow the biological fixation of nitrogen in the crops, and of fertilizers including biofertilizers and microgranulated fertilizers that optimize the productivity and yield of the crops.

Currently the segment generates income from ordinary activities through the sale of inoculants, bio-inductors, biological fertilizers and microgranulated fertilizers, among others.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the Consolidated financial statements. Revenue generated by products and services exchanged between segments and entities within the Group are calculated based on market prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The following tables present information with respect to the Group´s reporting segments:

Year ended June 30, 2021	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	31,398,592	113,508,465	59,767,015	204,674,072
Royalties	2,023,548			2,023,548
Others
Government grants	2,302	-	-	2,302
Initial recognition and changes in the fair value of biological assets	1,394,127	606,269	825,859	2,826,255
Total	34,818,569	114,114,734	60,592,874	209,526,177

Cost of sales	(12,931,763)	(75,138,491)	(30,571,549)	(118,641,803)
Gross margin per segment	21,886,806	38,976,243	30,021,325	90,884,374
%	63%	34%	50%	43%

Year ended June 30, 2020	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	27,626,542	93,799,477	49,148,890	170,574,909
Royalties	1,775,790	-	-	1,775,790
Others
Government grants	24,732	-	-	24,732
Initial recognition and changes in the fair value of biological assets	41,755	418,712	256,274	716,741
Total	29,468,819	94,218,189	49,405,164	173,092,172

Cost of sales	(11,581,494)	(53,552,327)	(28,441,767)	(93,575,588)
Gross margin per segment	17,887,325	40,665,862	20,963,397	79,516,584
% of Segment Revenue	61%	43%	42%	46%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Year ended June 30, 2019	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	24,185,292	89,919,460	45,093,764	159,198,516
Royalties	1,110,463	-	-	1,110,463
Others
Goverment Grants	16,372	-	-	16,372
Initial recognition and changes in the fair value of biological assets.	-	279,945	-	279,945
Total	25,312,127	90,199,405	45,093,764	160,605,296

Cost of sales	(9,783,737)	(53,979,391)	(23,201,753)	(86,964,881)
Gross margin per segment	15,528,390	36,220,014	21,892,011	73,640,415
%	61%	40%	49%	46%

Revenue by similar group of products or services

	06/30/2021	06/30/2020	06/30/2019
Seed and integrated products	33,422,140	29,402,332	25,295,755
Seeds, royalties & licenses	6,246,689	5,210,616	3,846,991
Packs	27,175,451	24,191,716	21,448,764

Crop protection	113,508,465	93,799,477	89,919,460
Adjuvants	50,062,012	45,372,840	41,854,730
Insecticides & fungicides	18,231,616	15,227,357	12,655,985
Other	45,214,837	33,199,280	35,408,745

Crop nutrition	59,767,015	49,148,890	45,093,764
Inoculants	16,485,064	16,718,571	18,644,673
Fertilizers	43,281,951	32,430,319	26,449,091

Total revenues	206,697,620	172,350,699	160,308,979

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Geographical information

	06/30/2021	06/30/2020	06/30/2019
Argentina	157,352,242	130,918,908	124,011,642
Bolivia	3,707,107	2,982,953	2,494,216
Brazil	24,591,539	21,188,655	17,338,608
United States of America	2,504,696	1,515,185	2,562,376
Paraguay	5,369,912	4,428,078	2,506,348
South Africa	2,789,322	1,927,333	3,019,474
France	4,269,368	911,140	711,522
Uruguay	5,752,913	6,234,956	4,684,854
Rest of the world	360,521	2,243,491	2,979,939
Total revenues	206,697,620	172,350,699	160,308,979

	06/30/2021	06/30/2020	06/30/2019
Non-current assets
Argentina	107,077,660	93,682,114	106,056,232
Cayman Islands	24,837,572	-	-
United States	7,799,448	7,168,376	6,136,461
Paraguay	742,767	714,011	722,914
Brazil	3,460,634	685,587	305,477
Bolivia	33,090	15,588	27,487
South Africa	3,892	598	7,080
India	-	-	38
Francia	26,138	33,556	-
Colombia	18,461	22,313	-
Uruguay	48,502	53,282	-
Total non-current assets	144,048,164	102,375,425	113,255,689

Property, plant and equipment	47,954,596	41,515,106	43,834,548
Intangible assets	67,342,362	35,333,464	39,616,426
Goodwill	28,751,206	25,526,855	29,804,715
Total reportable assets	144,048,164	102,375,425	113,255,689
Total non-reportable assets	250,541,793	195,185,944	129,211,608
Total assets	394,589,957	297,561,369	242,467,297

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

15.     FINANCIAL INSTRUMENTS – RISK MANAGEMENT

a)    Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arise, are as follows:

-            Cash and cash equivalents

-            US Treasuary bills

-            Financial assets at fair value through profit or loss

-            Trade receivables

-            Other receivables

-            Trade and other payables

-            Bank overdrafts

-            Other loans

-            Financed payment for the acquisition of business

-            Convertible notes

The Group is exposed to financial risks: market risk (including currency risk, interest rate risk and fair value risk), credit risk, liquidity risk and capital risk management that arises from its activities and from its use of financial instruments.

This Note provides information on the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes regarding the measurement and management of each risk.

The Group does not use derivative financial instruments to hedge any of the above risks.

b)    Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of June 30, 2021, 2020 and 2019.

Financial assets by category

	Amortized cost			Mandatorily measured at fair value through profit or loss
Financial asset	06/30/2021	06/30/2020	06/30/2019	06/30/2021	06/30/2020	06/30/2019
Cash and cash equivalents	28,327,569	20,176,452	3,450,873	7,718,544	22,346,409	-
Other financial assets	1,523,438	4,713,161	4,703,688	10,735,422	9,045,935	356,233
Trade receivables	88,919,911	73,546,633	59,236,377	-	-	-
Other receivables (*)	5,005,283	3,349,901	1,566,732	-	-	-
Total	123,776,201	101,786,147	68,957,670	18,453,966	31,392,344	356,233

(*) Advances expenses and tax balances are not included.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Financial liabilities by category

	Amortized cost			Mandatorily measured at fair value through profit or loss
Financial liability	06/30/2021	06/30/2020	06/30/2019	06/30/2021	06/30/2020	06/30/2019
Trade and other payables	72,091,408	57,289,862	40,578,494	-	-	-
Borrowings	124,774,325	104,948,345	103,556,730	-	-	-
Convertible notes	48,664,012	43,029,834	-	-	-	-
Lease liability	1,140,717	1,109,812	-	-	-	-
Employee benefits and social security	4,680,078	5,044,630	5,357,218	-	-	-
Consideration for acquisition of assets	11,790,533	452,654	3,279,265	-	-	-
Warrants	-	-	-	-	1,686,643	2,861,511
Total	263,141,073	211,875,137	152,771,707	-	1,686,643	2,861,511

c)    Financial instruments measured at fair value

Fair value by hierarchy

According to the requirements of IFRS 7, the Group classifies each class of financial instrument valued at fair value into three levels, depending on the relevance of the judgment associated to the assumptions used for measuring the fair value.

Level 1 comprises financial assets and liabilities with fair values determined by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 comprises inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 comprises financial instruments with inputs for estimating fair value that are not based on observable market data.

Measurement at fair value at 06/30/2021	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	7,718,544	-	-
US Treasury bills	7,885,937	-	-
Other investments	2,110,414	739,071	-

Measurement at fair value at 06/30/2020	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	22,346,409	-	-
US Treasury bills	7,768,410	-	-
Other investments	1,176,977	100,548	-

Financial liabilities valued at fair value
Private warrants	-	-	1,686,643

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Measurement at fair value at 06/30/2019	Level 1	Level 2	Level 3
Financial assets at fair value
Other investments	356,233	-	-

Financial liabilities valued at fair value
Private warrants	-	-	2,861,511

Changes in financial liabilities valued at fair value level 3 for the year ended June 30,2020 are set below:

06/30/2020
As of the beginning of the year	2,861,511
Changes in finance results (1)	(1,174,868)
As of the end of the year	1,686,643

(1) The amount of the change in fair value for the year ended June 30,2020 is recognized in “Changes in fair value of financial assets or liabilities and other financial results”. See Note 8.5.

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

The model and inputs used to value the Private warrants at its fair value is mentioned in Note 4.13.

d)        Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 7.11).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

e)         General objectives, policies and processes

The Board of Directors has overall responsibility for establishing and monitoring the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the function to design and operate processes that ensure the effective implementation of the objectives and policies to the Group’s finance function that periodically reports to the Board of Directors on the evolution of the risk management activities and results. The overall objective of the Board of Directors is to set policies that seek to reduce risk as much as possible without unduly affecting the Group’s competitiveness and flexibility.

The Group’s risk management policy is established to identify and analyze the risks facing the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. The risks and methods for managing the risks are reviewed regularly in order to reflect changes in market conditions and the Group’s activities. The Group, through training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all the employees understand their roles and obligations.

The Group seeks to use suitable means of financing to minimize the Group’s capital costs and to manage and control the Group’s financial risks effectively. There have been no substantive changes in the Group's exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this Note.

The Group adopted a code of ethics applicable to its principal executive, financial and accounting officers and all persons performing similar functions.

The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

f)          Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations, which derives mainly from trade and other receivables, as well as from cash and deposits in financial institutions.

The credit risk to which the Group is exposed is mainly defined in the Group’s accounts receivable followed by cash and cash equivalents, with the logical importance of being able to satisfy the Group’s needs in the short term.

Trade and other receivables

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations and derives mainly from trade receivables and other receivables generated by services and product sales, as well as from cash and deposits in financial institutions. The Group is also exposed to political and economic risk events, which may cause nonpayment of local and foreign currency obligations to the Group owed by customers, partners, contractors and suppliers.

The Group sells seeds and integrated products, crop protection products, crop nutrition products, and other products and services to a diverse base of customers. Customers include multi-national and local agricultural companies, distributors, research and educational institutions and farmers who purchase the Group’s seed products, integrated products, crop protection products and crop nutrition products. Type and class of customers may differ depending on the Group’s business segments.

The Group’s finance function determines concentrations of credit risk by periodically monitoring the credit worthiness rating of existing customers and through a monthly review of the trade receivables’ aging analysis. In monitoring the customers’ credit risk, customers are grouped according to their credit characteristics.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The Group’s policy is to manage credit exposure to counterparties through a process of credit rating. The Group performs credit evaluations of existing and new customers, and every new customer is examined thoroughly regarding the quality of its credit before offering the customer transaction terms. The examination made by the Group includes outside credit rating information, if available. Additionally, and even if there is no independent outside rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience, bank references and other factors. A credit limit is prescribed for each customer. These limits are examined annually. Customers that do not meet the Group’s criteria for credit quality may do business with the Group on a prepayment basis or by furnishing collateral satisfactory to the Group. The Group may still seek collateral and guarantees as it may consider appropriate regardless the credit profile of any customer.

In monitoring customer credit risk, the customers are grouped according to a characterization of their credit, based on geographical location, industry, aging of receivables, maturity, and existence of past financial difficulties. Customers defined as “high risk” are classified into the restricted customer list and are supervised by management. In a case of a doubtful debt, the Group records a provision for the amount of the debt less the value of the collateral provided and acts to realize the collateral.

To cover trade receivables related to Rizobacter, its subsidiaries and Bioceres Semillas, the Group has taken out credit insurance from Grupo Insur SRL, which periodically analyzes its customer portfolio and currently covers 50% of the portfolio.

The financial statements contain specific provisions for doubtful debts, which properly reflect, in Management’s estimate, the loss embedded in debts, the collection of which is doubtful. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance

On that basis, the loss allowance as of June 30, 2021 was determined as follows:

	Gross carrying amount-trade receivables	Expected Loss rate	Loss allowance
Current	78,286,114	0.21%	161,963
More than 15 days past due	2,192,641	0.21%	4,536
More than 30 days past due	1,145,112	0.21%	2,369
More than 60 days past due	2,396,153	0.24%	5,796
More than 90 days past due	3,031,050	0.25%	7,719
More than 120 days past due	1,174,948	0.39%	4,589
More than 180 days past due	756,820	0.21%	1,587
More than 365 days past due	5,659,837	100%	5,659,837
IAS 29 effect and Currency conversion	-		10,107
Total 06/30/2021	94,642,675		5,858,503

Cash and deposits in banks

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions.

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

g)        Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations when they come due.

The Group’s approach to managing its liquidity risk is to manage the profile of debt maturities and funding sources, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.

The liquidity risk of each of the Group entities is managed centrally by the Group’s finance function.

The cash flow forecast is determined at both an entity level and Consolidated level. The forecasts are reviewed by the Board of Directors in advance, enabling the Group’s cash requirements to be anticipated. The Group examines the forecasts of its liquidity requirements in order to ascertain that there is sufficient cash for the operating needs, including the amounts required in order to settle financial liabilities.

The following table sets out the contractual maturities of financial liabilities:

As of June 30, 2021	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade and other payables	17,379,825	44,023,803	9,266	-	-
Borrowings	26,399,791	57,195,372	53,290,976	-	-
Convertible notes	-	-	48,664,012	-	-
Leasing liabilities	374,642	2,154,835	755,932	-	-
Total	44,154,258	103,374,010	102,720,186	-	-

As of June 30, 2020	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade and other payables	28,150,681	29,130,428	463,568	-	-
Borrowings	35,863,852	34,810,916	43,799,397	-	-
Convertible notes	-	-	43,029,834	-	-
Leasing liabilities	196,717	625,463	483,725	-	-
Total	64,211,250	64,566,807	87,776,524	-	-

As of June 30, 2019	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade and other payables	12,854,579	28,987,009	476,482	-	-
Borrowings	29,051,271	40,097,864	38,524,384	-	-
Financed payment - Acquisition of business	-	2,937,500	-	-	-
Total	41,905,850	72,022,373	39,000,866	-	-

As of June 30, 2021, 2020 and 2019 the Group had no exposure to derivative liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

h)        Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency. A significant part of our business activities is conducted in Argentine pesos. However, some of our subsidiaries using the Argentine peso as their functional currency also have significant transactions denominated in U.S. dollars, mainly with respect to sales and financing activities.

Our policy is, where possible, to allow the Group entities to settle liabilities denominated in U.S. dollars with the cash generated from their own operations in U.S. dollars. We have liabilities denominated in U.S. dollars in entities utilizing the Argentine peso as functional currency, which expose us to foreign currency exchange risks. Such risks are partially mitigated by our revenues, which are also partly denominated in U.S. dollars (mainly exports) or Argentine pesos but adjusted to reflect changes in U.S. Dollars.

We do not use foreign exchange derivatives to hedge our foreign exchange rate exposure. We periodically evaluate the use of derivatives and other financial instruments to hedge our foreign exchange rate exposure, but do not have any exchange rate related financial instruments in place.

The table below sets forth our net exposure to currency risk as of June 30, 2021, 2020 and 2019:

Net foreign currency position	06/30/2021	06/30/2020	06/30/2019
Amount expressed in US$	(50,608,592)	(52,968,976)	(40,513,954)

Considering only this net currency exposure at June 30, 2020, if an Argentine peso/US dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses.

We estimate that a devaluation or an appreciation of the Argentine peso against the U.S. dollar of 20% during the year ended June 30, 2021 would have resulted in a net pre-tax loss or gain of approximately $9.9 million.

i)          Interest rate risk

The Group’s financing costs may be affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in cash or checks collected from customers that are readily convertible into known amounts of cash.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group has not entered into derivative contracts to hedge this exposure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The Group’s debt composition, consisting of the loans and the payment financed for the acquisition of Rizobacter, is set out below.

	06/30/2021	06/30/2020	06/30/2019
	Carrying amount	Carrying amount	Carrying amount
Fixed-rate instruments
Current financial liabilities	(73,125,807)	(62,490,975)	(69,126,607)
Non-current financial liabilities	(108,236,265)	(84,253,034)	(37,459,235)

Variable-rate instruments
Current financial liabilities	(3,660,050)	(1,230,760)	(177,213)
Non-current financial liabilities	(206,748)	(456,064)	(72,940)

Holding all other variables constant, including levels of our external indebtedness, at June 30, 2021 a one percentage point increase in floating interest rates would increase interest payable by less than US$ 0.1 million.

The Company does not use derivative financial instruments to hedge its interest rate risk exposure.

j)          Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Group manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of any dividends it could pay to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt. The current actions that the Group is carrying on for the capital management are detailed in the Note 1.

16.     LEASES

As mentioned in Note 3, the Group began applying IFRS 16 and recognized the cumulative initial effect as an adjustment to the opening equity at the date of initial application. The comparative information was not restated. The Group recognized a right-of-use asset and a lease liability.

The right-of-use asset was initially measured at the amount of the lease liability plus initial direct costs incurred, adjusted by pre-payments made in relation to the lease. The right-of-use asset was measured at cost less accumulated depreciation and accumulated impairment.

The lease liability was initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if it can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard: (i) the use of a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) reliance on previous assessments on whether leases are onerous, (iii) the accounting for operating leases with a remaining lease term of less than 12 months, as at July 1, 2019, as short-term leases, (iv) the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and (v) the use of hindsight in determining the lease term, where the contract contains options to extend or terminate the lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The information about the right-of-use and liabilities related with lease assets is as follows:

Right-of-use leased asset	06/30/2021	06/30/2020
Cost
Book value at the beginning of the year	2,369,326	-
Additions for initial application of IFRS 16	-	1,523,177
Additions of the year	913,321	846,149
Exchange differences	405,503	-
Book value at the end of the year	3,688,150	2,369,326

Depreciation	06/30/2021	06/30/2020
Book value at the beginning of the year	1,254,729	-
Additions for initial application of IFRS 16	-	759,045
Exchange differences	278,441	(78,213)
Depreciation of the year	827,320	573,897
Accumulated depreciation at the end of the year	2,360,490	1,254,729
Total	1,327,660	1,114,597

Lease liability	06/30/2021	06/30/2020
Book value at the beginning of the year	1,109,812	-
Additions for initial application of IFRS 16	-	1,523,177
Additions of the year	259,427	702,826
Interest expenses, exchange differences and inflation effects	500,442	(551,232)
Payments of the year	(728,964)	(564,959)
Total	1,140,717	1,109,812

Lease Liabilities	06/30/2021	06/30/2020
Non-current	390,409	444,714
Current	750,308	665,098
Total	1,140,717	1,109,812

	06/30/2021	06/30/2020
Machinery and equipment	661,544	598,561
Vehicles	1,061,184	264,069
Equipment and computer software	582,101	407,546
Land and buildings	1,383,321	1,099,150
	3,688,150	2,369,326

(1)      The incremental borrowing rate used was 7.74%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

17.     SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the year ended June 30, 2021, 2020 and 2019, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Amount of the transactions of the year ended
Party	Transaction type	06/30/2021	06/30/2020	06/30/2019
Joint ventures and associates	Sales and services	9,404,716	6,139,155	4,913,254
Joint ventures and associates	Purchases of goods and services	(23,395,323)	(21,634,936)	(17,542,637)
Joint ventures and associates	Equity contributions	3,033,582	250,000	517,736
Joint ventures and associates	Net loans granted	-	-	(6,964,101)
Key management personnel	Salaries, social security benefits and other benefits	(3,376,292)	(5,333,469)	(3,940,185)
Key management personnel	Net loans cancelled	664,398	-	599,984
Key management personnel	Interest gain	9,782	44,619	20,106
Shareholders and other related parties	Sales of goods and services	572,110	1,871,613	640,095
Shareholders and other related parties	Purchases of goods and services	(3,092,506)	(1,881,013)	(1,433,127)
Shareholders and other related parties	In-kind contributions	714,359	476,292	463,511
Parents companies and related parties to Parents (Note 7.5)	Interest expenses	(1,219,776)	(1,861,774)	(1,386,288)
Parents companies and related parties to Parents (Note 7.5)	Net loans cancelled	(101,241)	-	-
Parent company	Purchases of goods and services	-	(92)	(120,095)
Parent company	Equity contributions	-	-	(14,558,347)
Total		(16,786,191)	(21,929,605)	(38,790,094)

		Amounts receivable from related parties
Party	Transaction type	06/30/2021	06/30/2020	06/30/2019
Parent company	Trade debtors	-	-	440,268
Parents companies and related parties to Parents	Other receivables	770,549	102,069	-
Shareholders and other related parties	Trade debtors	-	1,090,004	467,743
Shareholders and other related parties	Allowance for impairment	-	(768)	(75,596)
Other receivables - Other related parties	Other receivables	134,172	83,839	10,971
Joint ventures and associates	Trade debtors	221,048	120,992	2,369
Joint ventures and associates	Other receivables	2,219,863	1,562,340	250,783
Total		3,345,632	2,958,476	1,096,538

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

		Amounts payable to related parties
Party	Transaction type	06/30/2021	06/30/2020	06/30/2019
Parent company	Trade creditors	(193,718)	(2,210,308)	(1,568,036)
Parents companies and related parties to Parents	Net loans payables	(9,578,921)	(12,389,521)	(17,757,907)
Key management personnel	Salaries, social security benefits and other benefits	(2,338,727)	(2,084,088)	(2,312,253)
Shareholders and other related parties	Trade and other payables	(52,864)	(1,031,710)	(1,796,932)
Joint ventures and associates	Trade creditors	(17,669,027)	(14,409,853)	(4,805,149)
Total		(29,833,257)	(32,125,480)	(28,240,277)

18.     KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the year ended June 30, 2021, 2020 and 2019.

	06/30/2021	06/30/2020	06/30/2019
Salaries, social security and other benefits	1,721,157	1,905,440	3,940,185
Share-based incentives	1,655,135	3,428,029	-
Total	3,376,292	5,333,469	3,940,185

The Company entered into indemnification agreements with each of its directors and executive officers. These agreements generally provide that the relevant director or officer will be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of the Company and against amounts paid or incurred by him or her in the settlement thereof.

The agreements are subject to certain exceptions, including that no indemnification will be provided to any director or officer against any liability to the Group or its shareholder (i) by reason of intentional fraudulent conduct, dishonesty, willful misconduct, or gross negligence on the part of the director or officer; or (ii) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer.

The compensation of key executives is determined by the Board of Directors of Bioceres S.A. based on the performance of individuals and market trends.

The Group currently does not pay any compensation to any of its non-employee board members.

19.     SHARE-BASED PAYMENT

a) Share option plan for directors and senior management.

This plan granted 1,200,000 stock options with an exercise price of $4.55. They are vested when the beneficiaries have served a period of service since the grant date until each vesting period described below. The beneficiaries must remain in the Company or subsidiary as of the date of exercising the option to exercise it. The stock options expire on October 31, 2029.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

The fair value of the stock options at the grant date was estimated using the "Black-Scholes" model considering the terms and conditions under which the options on shares were granted and adjusted to consider the possible dilutive effect of the future exercise of options.

Factor	Incentive option plan
Weighted average fair value of shares	$5.42
Exercise price	$4.55
Weighted average expected volatility	29.69%
Dividend rate	0%
Weighted average risk-free interest rate	1.66%
Weighted average expected life	9.89 years
Weighted average fair value of stock options at measurement date	$2.47

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

The Group estimates that 100% of the share options will be exercised, taking into account historical patterns of executives maintaining their jobs and the probability of the exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the weighted average amount and exercise price and the movements of the stock options of executives and directors of the Group during the years ended June 30, 2021, 2020, and 2019:

	06/30/2021		06/30/2020		06/30/2019
	Number of options	Exercise price	Number of options	Exercise price	Number of options	Exercise price
At the beginning	1,200,000	$4.55	-	-	-	-
Granted during the year	-	-	1,200,000	$4.55	-	-
Annulled during the year	-	-	-	-	-	-
Exercised during the year	33,333	$15.09	-	-	-	-
Expired during the year	-	-	-	-	-	-
Effective at year	1,166,667	$4.55	-	-	-	-

The charge of the plan recognized during the year was $0.7 million and $1.9 for fiscal year 2021 and 2020.

b) Share Option Plan for junior management.

The Share Option Plan for junior management is for up to 100,000 underlying ordinary shares for certain key employees. The options have an exercise price of $5.55 and may be exercised for a period of up to three years from the grant date, with 1/3 vesting every 12 months. The first third of the vesting period is on September 18, 2021. The Board of Directors will determine the number of options and the key employees who will receive the award. The plan was finally implemented on August 3, 2021. No charges have been accounted in the year ended June 30, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

c) Annual compensation - Bonus

Bonus in Cash is an annual cash incentive awarded up to an amount that is five times the individual’s monthly salary, which can be increased by $30,000 in value if the recipient decides to receive the base bonus in ordinary shares, to each of the Chief Operating Officer, Sales Director and Marketing Director and Managing Director of Rizobacter. The bonus will be granted upon the meeting by the Company of certain financial and operational objectives. Each year the Board of Directors defines the objectives upon approval of the annual budget.

As well as fiscal year ended June 30, 2020, for the Bonus in Cash 2021, all the beneficiaries decided to receive the bonus in ordinary shares. The charge of the plan recognized during the year ended June 30, 2021 and 2020 was $0.4 million and $ 0.2 million, respectively.

Bonus in Kind is an annual in-kind incentive awarded in ordinary shares up to an equivalent of $315,000, $165,000 and $100,000 to the Chief Executive Officer, Chief Financial Officer and Chief Technology Officer, respectively, to tie a portion of their compensation to financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

The charge of the plan recognized during the year ended June 30, 2021 and 2020 was $ 0.5 million and $0.3 million, respectively.

The number of shares that can be awarded under each bonus will be determined by using a 20-day volume weighted average price (“VWAP”) of the Company’s ordinary shares, starting with the day on which the relevant financial and operational objectives are met by the Company and the bonus is granted.

50% of bonus vests immediately if the financial and operational objectives are achieved as of such date, and the remaining 50% vests in the subsequent 12-months, upon meeting of the financial and operational objectives.

As of the date of issuance of These financial statements, shares from the 2020 annual compensation plan were already issue for a total of 147,788.

d) Bonus in performance

This plan is an in-kind incentive awarded in ordinary shares that contains a performance target that is related to the market price of the Company’s shares. Market-based performance conditions were included in the grant-date fair value measurement.

The fair value of the shares at the grant date was estimated using the "Black-Scholes" model, considering the terms and conditions under which the bonus in performance were granted.

Factor	Bonus in performance
Stock price at the grant date	$5.42	$5.42
Exercise Price	$10.5	$21.0
Weighted average expected volatility	24.78%	24.78%
Dividend rate	0%	0%
Weighted average risk-free interest rate	1.52%	1.52%
Weighted average expected life	2.63 years	2.63 years
Weighted average fair value of stock at measurement date	$0.479	$0.005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The charge of the plan recognized during the year ended June 30, 2020 was $0.3 million.

On March 16, 2021, the target was achieved and on May 14, 2021 the company issued 800,000 shares.

e) Employee Stock Purchase Plan (ESPP)

This is an incentive plan for eligible employees with no stock compensation to purchase ordinary shares of the Company up to a maximum of 15% percent of such employee’s monthly compensation. The number of ordinary shares subject to the ESPP shall be 200,000 ordinary shares. The purchase price will be equal to 85% of the lower of the closing price of the Company’s ordinary shares on the first business day and the last business day of the relevant offering period. As of the date of these financial statements the ESSP is not yet implemented.

20.     CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Pledged and restricted assets as of June 30, 2021 are as follows:

Detail	Asset value	Type of restriction
IT equipment	99,990	Leasing
Vehicles	78,833	Leasing
Compass Latam & Odisea	16,016,733	Security Collateral and Mortgage (a)
Allaria Ledesma & Cía.	9,395,976	US Treasury bills (b)
Cohen S.A.	789,458	US Treasury bills (c)
Other financial assets	13,032	Argentina Treasury bills
Totals	26,394,022

a)    In April 2019, the Group issued Private corporate bonds worth $16 million guaranteeing compliance with a first-degree mortgage of real estate assets of equal value and a pledge on the shares representing 10% of the holding of Rasa Holding LLC in the capital of Rizobacter. On July 5, 2021, we paid the last installment of the private bonds. As of the date of issuance of These financial statements, the commitments assumed by the Group were released.

b)    In order to guarantee the fulfillment of the obligations assumed from the loan signed with Allaria Ledesma & Cia., the subsidiary Rizobacter granted a pledge of American treasury bonds valued of $6,7 million on June 30, 2021.

c)    In order to guarantee the fulfillment of the obligations assumed from the loan signed with Cohen S.A., the subsidiary Rizobacter granted a pledge of American treasury bonds valued of $0,8 million on June 30, 2021.

The Convertibles Notes referenced in Note 6.18 are guaranteed by (i) BCS Holding, RASA Holding, Bioceres Semillas S.A., Rizobacter USA LLC and Rizobacter do Brasil LTD; (ii) a Share Pledge Agreement over the 41.3% of the shares held by RASA Holding in the capital stock of Rizobacter; (iii) an Intercompany Loan Pledge Agreement; (iv) Rizobacter do Brazil Fiduciary Assignment Agreement; and (v) Rizobacter do Brazil Account Pledge Agreement.

The Group has committed in the Convertible notes to the non-distribution of dividends.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

21.     IMPACT OF COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. COVID-19 has disrupted business activities in Argentina and worldwide. The Group’s operations, which involve agricultural production and commercialization activities, have been mostly exempted from the disruption. Consequently, our financial condition, liquidity position and results of operations have not been materially impacted as we have been allowed to continue with our operations.

The eventual scope of the Coronavirus outbreak and its impact on the country's and global economy are unknown, with governments being able to implement stricter containment measures, which are not predictable in this instance. It cannot be reasonably quantified to what extent the Coronavirus will affect the Company's business and the results of its operations in the future if this situation is prolonged. The Board of Directors and senior management are closely monitoring the situation and taking all necessary measures at their disposal to protect human life and the Group’s operations and financial condition.

22.     EVENTS OCCURRING AFTER THE REPORTING PERIOD

As Insuagro is a public company listed in Bolsas y Mercados Argentinos S.A. ("BYMA"), and in accordance with the Capital Markets Law of Argentina, we have made a mandatory public offer for the acquisition of the remaining Class B Shares for the minority shareholders who did not participate in the sale purchase agreement mentioned in Note 6. The total of shares subject to the offer and outstanding was 3,750,348 Class B Shares.

The offer price payable for each Class B Share was $0.297 per share (average trading value of the last 6 months). This consideration could be adjusted, if applicable, based on the Company's Adjusted EBITDA in the same conditions mentioned in Note 6.

On August 2, the mandatory offer was completed, and we bought 2.467.990 shares. Consideration of payment was $0.7 million.

As of the date of issuance of these consolidated financial statements, we own 13,489,990 shares of Insuagro, which represent 61.32% of the share capital and 61.22% of the votes.

On August 31, Rizobacter completed a $16.1 million public offering of Series VI corporate bonds in the Argentine market. The bonds were be issued in two tranches: (i) Class A: $12.7 million with maturity in March 2023 and an annual nominal interest rate of 3.75%; and (ii) Class B: $3.4 million with maturity in September 2024 and an annual nominal interest rate of 5.25%.

Subsequent to June 30, 2021, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.